Exhibit 99.2

BITFARMS LTD.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS & MANAGEMENT INFORMATION

CIRCULAR

May 24, 2023 at 10:00 a.m. (EST)

To be held virtually at

https://virtual-meetings.tsxtrust.com/1484

BITFARMS LTD.

18 King Street East, Suite 902Toronto, ON M5C 1C4

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of Bitfarms Ltd. (the “Corporation”) will be held virtually at the following web link: https://virtual-meetings.tsxtrust.com/1484 on May 24, 2023, at 10:00 a.m. (EST) for the following purposes, all as more particularly described in the enclosed management information circular (the “Circular”):

(a)	to receive the Corporation’s consolidated financial statements for the years ended December 31, 2022, and December 31, 2021, and the report of the auditors thereon;

(b)	to elect the directors of the Corporation for the ensuing year;

(c)	to appoint the auditors and to authorize the directors to fix their remuneration;

(d)	to consider and, if deemed advisable, pass a special resolution approving an amendment to the articles of the Corporation for the future consolidation of the Common Shares on the basis of one (1) post- consolidation Common Share for up to ten (10) pre-consolidation Common Shares, if, and at such time following the date of the Meeting, as may be determined by the board of directors of the Corporation in its sole discretion, as more particularly described in the Circular; and

(e)	to transact such further and other business as may be properly brought before the Meeting or any adjournment or postponement thereof.

The board of directors (the “Board”) has fixed April 4, 2023 as the record date (the “Record Date”) for determining the Shareholders who are entitled to receive notice of and vote at the Meeting. Only Shareholders whose names have been entered in the registers of the Corporation as at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.

Voting

We are inviting Shareholders to participate in the Meeting by accessing the virtual meeting platform at URL: https://virtual-meetings.tsxtrust.com/1484, Password: bitfarms2023 (case sensitive). Participants should join at least ten (10) minutes prior to the scheduled start time. Shareholders will have an equal opportunity to participate at the Meeting through this method regardless of their geographic location.

All Shareholders who do not wish to attend the Meeting virtually, or who prefer to vote in advance, are requested to complete, date and sign the enclosed form of proxy and return it in the envelope provided. To be effective, the enclosed form of proxy or voting instruction form must be deposited with TSX Trust Company by mail delivery at 301 – 100 Adelaide Street West, Toronto, Ontario M5H 1S3, or by facsimile at (416) 595-9593. In order to be valid and acted upon at the Meeting, the duly completed form of proxy must be received prior to 10:00 a.m. (Toronto time) on May 19th, 2023 (the “Proxy Deadline”), or be deposited with the Secretary of the Corporation before the commencement of the Meeting or of any adjournment thereof. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline.

A “beneficial” or “non-registered” Shareholder will not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting.

If you are a non-registered holder of Common Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

Shareholders are reminded to review the Circular before voting.

DATED this 4th day of April, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Nicolas Bonta”

Nicolas Bonta
Chairman of the Board of Directors

BITFARMS LTD.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This management information circular (this “Circular”) is furnished in connection with the solicitation by the management of Bitfarms Ltd. (the “Corporation”) of proxies to be used at the annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of the Corporation (“Common Shares”) to be held at the time and place and for the purposes set out in the Notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, officers and employees of the Corporation may also solicit proxies by telephone, e-mail or in person. These persons will receive no compensation for such solicitation, other than their ordinary salaries or fees. The total cost of solicitation of proxies will be borne by the Corporation. Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy-related materials to the beneficial owners of the Common Shares. See “Appointment and Revocation of Proxies – Notice to Beneficial Holders of Shares” below. The Corporation will provide, without cost to such person, upon request to the Secretary of the Corporation, additional copies of the foregoing documents for this purpose.

NOTICE AND ACCESS

The Corporation has elected to use the notice-and-access process (“Notice-and-Access”) that came into effect on February 11, 2013 under NI 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations, for distribution of this Circular and other meeting materials to registered Shareholders of the Corporation and Non-Registered Holders (as defined herein).

Notice-and-Access allows issuers to post electronic versions of meeting materials, including circulars, annual financial statements and management discussion and analysis, online, via SEDAR and one other website, rather than mailing paper copies of such meeting materials to Shareholders. The Corporation anticipates that utilizing the Notice-and-Access process will substantially reduce both postage and printing costs.

Meeting materials including the Circular and the Corporation’s consolidated financial statements for the years ended December 31, 2022 and 2021 and the Corporation’s management discussion and analysis for the year ended December 31, 2022 are available on the Corporation’s website at https://bitfarms.com/investors/#reports-and-filings, on the Corporation’s SEDAR profile at www.sedar.com, on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov/EDGAR and on the website of the Corporation’s registrar and transfer agent at https://docs.tsxtrust.com/2253. For more information regarding the Corporation, please also refer to the Annual Information Form, available on the Corporation’s SEDAR profile and on EDGAR.

Although the Circular and related materials (collectively, the “Meeting Materials”) will be posted electronically online, as noted above, the registered Shareholders and Non-Registered Holders (subject to the provisions set out below under the heading “Voting by Beneficial Holders of Shares of the Corporation”) will receive a “notice package” (the “Notice- and-Access Notification”), by prepaid mail, which includes the information prescribed by NI 54-101, and a proxy form or voting instruction form from their respective intermediaries. Shareholders should follow the instructions for completion and delivery contained in the proxy or voting instruction form. Shareholders are reminded to review the Circular before voting.

Management of the Corporation intends to pay for intermediaries to forward the Notice-and-Access Notification to OBOs (as defined herein) under NI 54-101.

Shareholders will not receive a paper copy of the Meeting Materials unless they request paper copies from the Corporation. In order to receive a paper copy in time to vote before the meeting, requests for paper copies should be received by the Corporation’s registrar and transfer agent, TSX Trust Company (“TSX Trust”) by 10:00 a.m. on May 12th, 2023. Shareholders who wish to receive paper copies of the Meeting Materials, or who have questions about Notice-and Access may contact TSX Trust toll free at 1 (866) 600-5869 or email tsxtis@tmx.com.

GENERAL INFORMATION RESPECTING THE MEETING

No person has been authorized to give any information or make any representations in connection with the matters being considered herein other than those contained in this Circular, and, if given or made, any such information or representations should be considered not to have been authorized by the Corporation. This Circular does not constitute the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

The Corporation’s consolidated financial statements are reported in United States dollars, the functional currency. In this Circular, unless otherwise indicated, all dollar amounts (“$” or “C$”) are expressed in Canadian dollars and references to “US$” or “US” are to United States dollars.

Except where otherwise indicated, the information contained herein is stated as of April 4th, 2023.

Electronic copies of this Circular, consolidated financial statements of the Corporation for the years ended December 31, 2022 and December 31, 2021 (the “Financial Statements”) and management discussion and analysis for 2022 and 2021 (the “MD&A”) may be found on the Corporation’s SEDAR profile at www.sedar.com and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov/EDGAR.

Shareholders are reminded to review this Circular before voting.

Shareholders may also obtain paper copies of the Financial Statements and the MD&A free of charge by contacting TSX Trust Company at (416) 342-1091 or 1 (866) 600-5869 or upon request to the Vice President & Corporate Secretary at legal@bitfarms.com. Further information on the Corporation is available in the Annual Information Form, available on the Corporation’s SEDAR profile and on EDGAR.

VOTING AT THE VIRTUAL MEETING

The Meeting will be hosted virtually via live audio webcast at https://virtual-meetings.tsxtrust.com/1484.

Registered Shareholders entitled to vote at the Meeting may attend and vote at the Meeting virtually by following the steps listed below:

1.	Type in https://virtual-meetings.tsxtrust.com/1484 on your browser at least 10 minutes before the Meeting starts.

2.	Click on “I have a control number/ meeting access number”.

3.	Enter your 12-digit control number (on your proxy form) as your Username.

4.	Enter the password: bitfarms2023 (case sensitive).

5.	When the polls are opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

Beneficial Shareholders entitled to vote at the Meeting may vote at the Meeting virtually by following the steps listed below:

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or VIF.

2.	Sign and send it to your intermediary, following the voting deadline and submission instructions on the VIF.

3.	Obtain a control number by contacting TSX Trust Company by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.

4.	Type in https://virtual-meetings.tsxtrust.com/1484 on your browser at least 10 minutes before the Meeting starts.

5.	Click on “I have a control number/ meeting access number”.

6.	Enter the control number provided by tsxtrustproxyvoting@tmx.com

7.	Enter the password: bitfarms2023 (case sensitive).

8.	When the polls are opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

If you are a registered shareholder and you want to appoint someone else (other than the Management nominees) to vote online at the Meeting, you must first submit your proxy indicating who you are appointing. You or your appointee must then register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.

If you are a non-registered shareholder and want to vote online at the Meeting, you must appoint yourself as proxyholder and register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.

Guests can also listen to the Meeting by following the steps below:

1.	Type in https://virtual-meetings.tsxtrust.com/1484 on your browser at least 15 minutes before the Meeting starts. Please do not do a Google Search.

2.	Click on “I am a Guest”.

If you have any questions or require further information with regard to voting your Shares, please contact TSX Trust Company toll-free in North America at 1-866-600-5869 or by email at tsxtis@tmx.com.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A Shareholder who does not plan on attending the Meeting virtually is requested to complete and sign the enclosed form of proxy and to deliver it to TSX Trust Company: (i) by mail delivery to 301 – 100 Adelaide Street West, Toronto, Ontario M5H 1S3; or (ii) by facsimile at (416) 595-9593. In order to be valid and acted upon at the Meeting, the form of proxy must be received no later than 5:00 p.m. (Toronto time) on May 19th, 2023 or be deposited with the Secretary of the Corporation before the commencement of the Meeting or any adjournment thereof. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

If you are a non-registered holder of Common Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

The document appointing a proxy must be in writing and executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A Shareholder submitting a form of proxy has the right to appoint a person (who need not be a Shareholder) to represent him or her at the Meeting other than the persons designated in the form of proxy furnished by the Corporation. To exercise that right, the name of the Shareholder’s appointee should be legibly printed in the blank space provided. In addition, the Shareholder should notify the appointee of the appointment, obtain his or her consent to act as appointee and instruct the appointee on how the Shareholder’s Common Shares are to be voted.

Shareholders who are not registered shareholders of the Corporation should refer to “Notice to Beneficial Holders of Common Shares” below.

Revocation of Proxy

A Shareholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof. If a person who has given a proxy personally attends the Meeting at which that proxy is to be voted, that person may revoke the proxy and vote in person. In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney or authorized agent and deposited with TSX Trust Company at any time up to 10:00 a.m. (Toronto time) on May 19th, 2023: (i) by mail delivery to Suite 301 – 100 Adelaide Street West, Toronto, Ontario M5H 1S3; or (ii) by facsimile to (416) 595-9593, or deposited with the Secretary of the Corporation before the commencement of the Meeting, or any adjournment thereof, and upon either of those deposits, the proxy will be revoked.

Notice to Beneficial Holders of Common Shares

Only registered Shareholders or proxyholders duly appointed by registered Shareholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered Shareholders are entitled to vote at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which company acts as nominee for many Canadian brokerage firms). In the United States, the majority of such Common Shares are registered in the name of Cede & Co., the nominee for the Depository Corporation Company, which is the United States equivalent of CDS Clearing and Depository Services Inc. Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge well in advance of the Meeting) in order to have the Common Shares voted.

The notice-and-Access Notification is being sent to both registered Shareholders and indirectly to Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”).

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the proxy or voting instruction card provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Circular, instrument of proxy and Notice of Meeting are to registered shareholders of the Corporation unless specifically stated otherwise.

Voting

Common Shares represented by any properly executed proxy in the accompanying form will be voted for or against, or withheld from voting, as the case may be, on any ballot that may be called for in accordance with the instructions given by the Shareholder. In the absence of such direction, such Common Shares will be voted in favour of the matters set out herein.

The accompanying form of proxy confers discretionary authority on the persons named in it with respect to amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. As of the date hereof, management of the Corporation is not aware of any such amendments, variations or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of management of the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an executive officer of the Corporation at any time since the beginning of its last completed financial year, no proposed nominee for election as a director of the Corporation nor any associate of any such director, director nominee or officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value and an unlimited number of Class A Preferred Shares without par value. The Corporation’s Common Shares are listed on the TSX and on the Nasdaq Stock Market under the symbol “BITF”.

As at April 4th, 2023, there are 240,262,475 Common Shares issued and outstanding and nil Class A Preferred Shares outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.

The Corporation has fixed the close of business on April 4th, 2023 (the “Record Date”) as the record date. Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof. Persons registered on the books of the Corporation at the close of business on the Record Date and persons who are transferees of any Common Shares acquired after such Record Date and who have produced properly endorsed certificates evidencing such Common Shares or who otherwise establish ownership thereof and demand, not later than ten (10) days before the Meeting, that their names be included in the list of Shareholders, are entitled to vote at the Meeting.

To the knowledge of the directors and officers of the Corporation, as at the date of this Circular, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Corporation (the “Board”), the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1.	Receipt of Financial Statements

The financial statements of the Corporation for the fiscal years ended December 31, 2022 and December 31, 2021 and the report of the auditors thereon, will be submitted to the Meeting. Receipt at the Meeting of the auditor’s report and the Corporation’s audited financial statements for the fiscal years ended December 31, 2022 and December 31, 2021 will not constitute approval or disapproval of any matters referred to therein.

2.	Election of Directors

The Corporation’s articles provide that the Board will consist of a minimum of one (1) and a maximum of ten (10) directors. The Board currently consists of six (6) directors. At the Meeting, Shareholders will be asked to consider, and, if thought fit, approve with or without variation a resolution electing the six (6) persons named below. Nicolas Bonta, Andres Finkielsztain, Emiliano Grodzki, Edith Hofmeister, Brian Howlett, and Geoffrey Morphy. Nicolas Bonta, Andres Finkielsztain, Emiliano Grodzki and Brian Howlett have each previously been elected as a director of the Corporation at a shareholders’ meeting for which a circular was issued. Edith Hofmeister was appointed to the Board on November 16, 2022. Geoffrey Morphy is currently President & CEO of the Corporation. Pierre Seccareccia will not be seeking re-election at the Meeting.

It is intended that each of the directors will hold office until the next annual meeting of Shareholders or until his or her successor is elected or appointed, unless such office is earlier vacated in accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”).

Shareholders have the option to (i) vote for all of the directors of the Corporation listed in the table below; (ii) vote for some of the directors and withhold for others; or (iii) withhold for all of the directors. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the Corporation will be voted FOR the election of each of the proposed nominees set forth in the table below.

Management has no reason to believe that any of the nominees will be unable to serve as a director. However, if any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy will be voted in favour of the remaining nominees and may be voted in favour of a substitute nominee unless the Shareholder has specified in the proxy that the Common Shares represented thereby are to be withheld from voting in respect of the election of directors.

The following table states the name of each person nominated by management for election as directors, such person’s principal occupation or employment, period of service as a director of the Corporation, and the approximate number of voting securities of the Corporation that such person beneficially owns, or over which such person exercises direction or control:

Name, and Province and Country of Residence	Principal Occupation During the Last Five Years (1)	Director Since	Common Shares Owned or Controlled (1)
Nicolas Bonta Buenos Aires, Argentina	Chairman of the Board and Founder of the Corporation (2018 – present); Executive Chairman of the Corporation (2020-2022); Chairman of the Corporation (2018 – 2020 and 2022 - present); Founder and Chief Executive Officer of Own Hotels (2006 – Present).	October 11, 2018	8,542,118
Andres Finkielsztain (2)(3)(4)(5) Buenos Aires, Argentina	Director of the Corporation (2020 – present); Founding managing partner of FinkWald LLC (2011 – present); Director of Goldmoney Inc. (TSX: XAU) (2018 – present), Director of Mene Inc. (TSXV:MENE) (2022 – present).	August 31, 2020	50,000
Emiliano Joel Grodzki (4)(5) Buenos Aires, Argentina	Founder and Director of the Corporation (2018 – present); CEO of the Corporation (2020– 2022); Consultant in the cryptocurrency sector; Founder and Director of cripto247 (2018 – present); Founder and Commercial Director of My Urban Foods (2012 –2015).	October 11, 2018	6,698,443
Edith M. Hofmeister (4) (5)	Independent Director of the Corporation (2022 – present); Director of Osisko Gold Royalties (2022 – present); Director of Nighthawk Gold Corp (2022 – present); Director of Minto Metals Corp (2021 – 2022); Director of Prime Mining Corp (2021 – present); Executive Vice-President & General Counsel of Tahoe Resources (2010 – 2019).	November 16, 2022	Nil
Brian Howlett, CPA, CMA (2)(3)(4)(5) Ontario, Canada	Lead Director of the Corporation (2020 – present); President and CEO of Hemlo Explorers Inc. (2020 – present); President and CEO of Voyageur Mineral Explorers Corp. (2020 – 2021); Director of Nighthawk Gold Corp. (2016 – present); President and CEO of Dundee Sustainable Technologies Inc. (2015 – 2020); President and CEO of Stone Gold Inc. (2014 – 2020).	April 17, 2020	2,000

Name, and Province and Country of Residence	Principal Occupation During the Last Five Years (1)	Director Since	Common Shares Owned or Controlled (1)
Geoffrey Morphy (6) Ontario, Canada	CEO of the Company (2022 – Present), President of the Company (2020 – present); Chief Operation Officer of the Company (2022),Director of the Company (2020); Trustee of R&R Real Estate Investment Trust (2021 – present); Co-CEO of Dundee Sarea Fund (2017 – 2019); director of Android Industries, LLC (2016 – present); Vice-President Corporate Development of Dundee Corporation (2016 –2019); Managing Director, Corporate Financing, Transactions & Valuations and Vice-President of Farber Financial Group (2008 – 2016).	N/A	186,800

Notes:

(1)	Information about principal occupation, business or employment, not being within the knowledge of the Corporation, has been furnished by respective persons set forth above. The information with respect to the Common Shares beneficially owned, controlled or directed is not within the direct knowledge of the Corporation and has been obtained from SEDI or furnished by the respective individuals. This table does not include Common Shares underlying unexercised stock options and warrants.

(2)	Member of the Audit Committee. As of April 4, 2023, Pierre Seccareccia serves as Chair.

(3)	Member of the Compensation Committee. Andres Finkielsztain serves as Chair.

(4)	Member of the Governance and Nominating Committee. Edith Hofmeister serves as Chair.

(5)	Member of the Environmental and Social Responsibility Committee. Edith Hofmeister serves as Chair.

(6)	Geoffrey Morphy is currently President & CEO of the Corporation.

Nicolas Bonta

Nicolas Bonta serves as the Chairman of the Board. Mr. Bonta is an Argentinian hotelier, real estate investor and a founder of the Corporation. In 1998, he founded one of the first boutique hotel companies in Argentina named “Own Hotels” which has grown to six locations in the cities of Buenos Aires and Montevideo, Uruguay. Mr. Bonta has a bachelor’s degree in hospitality from Glion Institute of Higher Education in Switzerland.

Andres Finkielsztain

Andres Finkielsztain serves as a Director of the Corporation, Chair of the Compensation Committee and member of the Audit Committee, the Governance and Nominating Committee and the Environmental and Social Responsibility Committee. Mr. Finkielsztain is the Founding Managing Partner of FinkWald LLC, a private investment office specializing in private equity, real estate, media and technology. He is also the co-head of the Special Situations division at Banco Industrial in Argentina, where he analyses and provides financing solutions to Argentine-based companies and institutions. Mr. Finkielsztain previously served as a financial advisor for Soros Brothers Investments, a private investment office founded in 2011 by Alexander and Gregory Soros, and as an analyst for Emerging Markets at Soros Fund Management LLC. Mr. Finkielsztain also worked at J.P. Morgan for over 10 years in various capacities within Asset Management, including the role of Global Investment Opportunity and Emerging Markets Specialist. Mr. Finkielsztain graduated with a BA in Economics from Bard College where he served as the President of a Latin American organization.

Emiliano Joel Grodzki

Emiliano Joel Grodzki serves as a Director of the Corporation and member of the Governance and Nominating Committee and the Environmental and Social Responsibility Committee. Mr. Grodzki is an Argentinian entrepreneur, businessman and a founder of the Corporation. He has been a business builder and innovator since his early teens, founding, incubating and exiting interdisciplinary ventures in the design, food and construction industries. In 2016, he discovered the world of cryptocurrencies and began to invest in and mine cryptocurrencies from Argentina. Mr. Grodzki has an architect degree from ORT in Buenos Aires.

Edith M. Hofmeister

Edie Hofmeister serves as Independent Director of the Corporation and Chair of the Governance and Nominating Committee and Chair of the Environmental and Social Responsibility Committee and is member of the Strategic Advisory Committee. Ms. Hofmeister has advised large and small multi-national extractive companies on legal and Environmental Social and Governance (“ESG”) matters for over twenty years. Most recently she served as Executive Vice President Corporate Affairs and General Counsel for Tahoe Resources where she led the Legal, Sustainability and Government Affairs departments and helped grow Tahoe from a junior exploration company to a mid-cap precious metals producer. Since 2006, Ms. Hofmeister has worked alongside rural and indigenous communities in India, Peru, Guatemala, Mexico and Canada to enhance food, work and water security. Ms. Hofmeister serves as the Chair of the International Bar Association’s Business and Human Rights Committee, a group dedicated to promoting high ESG standards in multi- national corporations. Ms. Hofmeister received a Bachelor of Arts degree in international relations from UCLA, a Master of Arts degree in international peace studies from the University of Notre Dame and a Juris Doctor degree from the University of San Francisco.

Brian Howlett

Brian Howlett serves as the Lead Director of the Corporation, member of the Audit Committee, the Compensation Committee, the Governance and Nominating Committee and the Environmental and Social Responsibility Committee. Mr. Howlett is a seasoned professional with over thirty years of senior management experience. Mr. Howlett is currently the President, Chief Executive Officer and Director of Hemlo Explorers Inc. Mr. Howlett also serves on the board of Nighthawk Gold Corp. He formerly served as the President and Chief Executive Officer and Director of Dundee Sustainable Technologies Inc., and as the President and Chief Financial Officer of Superior Copper Corporation. Prior to that, Mr. Howlett spent twelve years with ELI Eco Logic Inc., including six years as Chief Financial Officer. Mr. Howlett graduated in 1982 with a B. Comm. in Finance from Concordia University and received his CMA/CPA designation in 1989.

L. Geoffrey Morphy

L. Geoffrey Morphy serves as the President and Chief Executive Officer of the Company. Previously he served as Executive Vice President, President and Chief Operating Officer and Director of the Company. He was Co-CEO of Dundee Sarea Fund, a Canadian-based turnaround fund from December 2017 to November 2019. He was Vice-President, Corporate Development of Dundee Corporation (TSE: DC.A) from April 2016 to October 2019. In that capacity, he was part of the senior management team responsible for strategy, new investments and portfolio management. Since August 2016, Mr. Morphy is a director of Android Industries, L.L.C, a Michigan-based Tier One auto parts manufacturing company with global operations. In February 2021, he became a Trustee of R&R Real Estate Investment Trust (TSXV: RRR.UN). Mr. Morphy is a past director of Parq-Vancouver, Blue Goose Capital Corporation, and was previously Chairman of Montreal based Dundee Sustainable Technologies Inc. (CSE: DST) and Co-CEO of Dundee Sarea Fund. Mr. Morphy has decades of cross-border and international commercial and corporate strategy, structuring, operational and finance experience. He has occupied executive positions at financial advisory firms and banks, such as the Farber Financial Group between 2008 and 2016, ABN Amro Bank N.V. and LaSalle Bank between 2005 and 2008, as well as Comerica Bank, between 2000 and 2005. Mr. Morphy holds a Bachelor of Commerce from Dalhousie University and in 2012 earned the designation of Certified Exit Planning Adviser from Chicago-based Exit Planning Institute, in 2015 became an exempt market dealer representative, and in 2019 was granted the designation of ICD.D from the Institute of Corporate Directors.

Meeting Attendance

The Board holds regularly scheduled meetings and ad hoc meetings as required from time to time. In connection with these Board meetings, the committees of the Board may meet independently.

The Independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, as part of their regularly scheduled meetings, the Board and the Audit Committee typically hold in camera sessions without management present in order to facilitate open and candid discussion.

During the year ended December 31, 2022, the Board held 26 meetings, and the Audit Committee held five (5) meetings. At each Audit Committee meeting, the independent directors were entitled to hold in camera sessions at which the non- independent directors and invited officers were not present. During the year ended December 31, 2022, the Governance, Nomination and Compensation Committee held three (3) meetings. On November 15, 2022, the Governance, Nominating and Compensation Committee was separated into two different committees: The Governance and Nominating Committee and the Compensation Committee. The Compensation Committee held five (5) meetings as of December 31, 2022. On November 15, 2022, the Environmental and Social Responsibility Committee was constituted. Since its inception in November 2022, there has been no meetings of the Environmental and Social Responsibility Committee.

	Board and Committee Meeting Attendance for the year ended December 31, 2022
Name of Director	Board (26)	Audit (5)	Governance, Nomination and Compensation (3)	Compensation Committee (5)
Emiliano Joel Grodzki	26	N/A	1	N/A
Nicolas Bonta	26	N/A	N/A	N/A
Brian Howlett	26	5	3	5
Pierre Seccareccia	25	5	N/A	4
Andres Finkielsztain	26	5	3	5
Edith Hofmeister (1)	4	N/A	N/A	N/A

Notes:

(1)	Ms. Hofmeister joined the Board on November 16th, 2022 and attended all the meetings for the remaining of the calendar year since her appointment.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, no proposed director of the Corporation is, as at the date of this Circular, or within the ten (10) years prior to the date of this Circular has been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)	while that person was acting in that capacity was subject to:

(i)	a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), or

(ii)	an order similar to a cease trade order, or

(iii)	an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty (30) consecutive days (an “Order”); or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Corporation, no proposed director of the Corporation (or any personal holding company of any such individual) is, or within the ten (10) years prior to the date of this Circular has:

(a)	been a director or executive officer of any corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets such individual.

To the knowledge of the Corporation, no proposed director of the Corporation (or any personal holding company of any such individual) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

3.	Appointment of Auditors

PricewaterhouseCoopers LLP (“PwC”) are the independent registered certified auditors of the Corporation. PwC was first appointed as auditor of the Corporation on June 18, 2020. Management of the Corporation intends to nominate PwC for re-appointment as auditors of the Corporation.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to re- appoint PwC to serve as auditors of the Corporation until the next annual meeting of Shareholders and to authorize the directors of the Corporation to fix their remuneration as such. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

Unless the Shareholder has specifically instructed that his or her Common Shares are to be withheld from voting in connection with the appointment of PwC, the persons named in the accompanying proxy intend to vote FOR the re-appointment of PwC as the auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix their remuneration.

4.	Approval of the Consolidation Basis for Consolidation

At the Meeting, the shareholders will be asked to approve a special resolution (the “Share Consolidation Resolution”) to consolidate all of the Corporation’s issued and outstanding Common Shares (the “Consolidation”) on the basis of a maximum ratio of 10:1 (the “Ratio”), i.e., not more than ten (10) pre-consolidation Common Shares for one (1) post- consolidation Common Share. If the Share Consolidation Resolution is approved, the Consolidation will be implemented only upon a determination by the Board that the Consolidation is in the best interests of the Corporation and its shareholders at that time. In connection with any determination to implement a proposed Consolidation, the Board will set the timing for such Consolidation. The special resolution will also authorize the Board to elect not to proceed with, and abandon, the Consolidation at any time if it elects in its sole discretion to do so. The Consolidation is subject to approval by the shareholders and acceptance by the TSX. No further action on the part of the shareholders will be required in order for the Board to implement the Consolidation if the resolution is approved.

On December 13, 2022, the Corporation received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that, for the previous thirty consecutive business days, the bid price for the Common Shares had closed below the minimum US$1.00 per share requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Corporation has been provided an initial period of 180 calendar days, or until June 12, 2023 (the “Compliance Deadline”), to regain compliance. The letter states that the Nasdaq staff will provide written notification that the Corporation has achieved compliance with Rule 5550(a)(2) if at any time before June 12, 2023, the bid price of the Corporation’s Shares closes at US$1.00 per share or more for a minimum of ten consecutive business days.

The Notification Letter is only a notification of deficiency and has no immediate effect on the listing or trading of the Corporation’s Common Shares, and the Common Shares continue to trade on Nasdaq under the symbol “BITF.” The Corporation’s Common Shares are also listed on the Toronto Stock Exchange, and the Notification Letter does not affect the Corporation’s compliance status with such listing nor does it affect the Corporation’s business operations or financial condition.

The Corporation intends to continually monitor the bid price of its Common Shares and, to the extent necessary, evaluate available options to regain compliance with Nasdaq’s minimum bid price rule within the compliance period. If the Corporation does not regain compliance with Rule 5550(a)(2) by June 12, 2023, the Corporation may be eligible for an additional 180 calendar day compliance period.

The Corporation believes that existing and prospective investors will perceive an investment in the Common Shares more favourably if the Common Shares continue to be listed on Nasdaq. Delisting of the Common Shares from Nasdaq could adversely affect the Corporation’s ability to raise equity financing, as and when needed, and may increase the dilution that existing Shareholders would experience as a result of any such equity financing or other transaction involving the future issuance of Common Shares. The proposed Consolidation would facilitate the Corporation’s continued compliance with the policies of the Nasdaq and, specifically, the Minimum Bid Price Requirement in the case that the Corporation does not regain compliance on or prior to the Compliance Deadline or its possible extension, as detailed above. There have been a number of benefits to the Corporation as a result of listing on the Nasdaq, including:

(i)	Expansion of the Corporation’s investor base;

(ii)	Increased access to a larger domestic and global financial market;

(iii)	Greater coverage by industry and financial analysts; and

(iv)	The ability to disseminate information regarding the Corporation’s financial performance, business milestones and other information to a larger audience.

The Corporation also believes that the Consolidation may lead to an increase in the trading price of the Common Shares, as it could potentially heighten the interest of the analyst and financial community in the Corporation and potentially broaden the pool of potential investors in the Common Shares, including certain institutional investors. Investors may also benefit from lower trading costs associated with a higher trading price for post-Consolidation Common Shares. Many investors pay commissions based on the number of Common Shares traded when they buy or sell Common Shares. If the trading price for post-Consolidation Common Shares is higher, Shareholders may pay lower commissions to trade a fixed dollar amount of post-Consolidation Common Shares than they would if they traded the same dollar amount of pre-Consolidation Common Shares. The proposed Ratio will help Directors to mitigate potential dilution, depending on the circumstances under which the Consolidation is implemented.

Accordingly, the Corporation is seeking approval by the shareholders of the Common Share Consolidation Resolution (as defined below).

Risks of the Consolidation

There is no assurance whatsoever that the Corporation will be successful in regaining compliance with the Minimum Bid Price Requirement even if the proposed Consolidation is implemented. Nor is there any assurance that the market price of the consolidated Common Shares will increase as a result of the Consolidation. The marketability and trading liquidity of the consolidated shares of the Corporation may not improve. The Consolidation may result in some shareholders owning “odd lots” of less than 100 or 1,000 Common Shares, which may be more difficult for such shareholders to sell or which may require greater transaction costs per Common Share to sell.

Principal Effects of the Consolidation

The Consolidation will not have a dilutive effect on the Corporation’s shareholders since each shareholder will hold the same percentage of Common Shares outstanding immediately following the Consolidation as such shareholder held immediately prior to the Consolidation. The Consolidation will not affect the relative voting and other rights that accompany the Common Shares.

If the Board decides to proceed with the Consolidation, the principal effects of the Consolidation will include the following:

(i)	The fair market value of each Common Share may increase and will, in part, form the basis upon which further Common Shares or other securities of the Corporation will be issued (recognizing that the Board may elect to consolidate on the basis of a lesser ratio that it deems appropriate);

(ii)	Based on the 240,262,475 issued and outstanding Common Shares as at April 4, 2023, , if a Consolidation were effected at any of the ratios set forth in the table below, the number of issued and outstanding Common Shares would be reduced as follows:

Ratio	Number of Post-Consolidation Common Shares
2 for 1	120,131,238
3 for 1	80,087,492
4 for 1	60,065,619
5 for 1	48,052,495
6 for 1	40,043,746
7 for 1	34,323,211
8 for 1	30,032,809
9 for 1	26,695,831
10 for 1	24,026,248

(iii)	The exercise prices and the number of Common Shares issuable upon the exercise or deemed exercise of any stock options or other convertible or exchangeable securities of the Corporation will be automatically adjusted based on the consolidation ratio selected by the Board; and

(iv)	As the Corporation currently has an unlimited number of Common Shares authorized for issuance, the Consolidation will not have any effect on the number of Common Shares of the Corporation available for issuance.

Effect on Fractional Shareholders

No fractional shares will be issued, and no cash consideration will be paid if, as a result of the Consolidation, a shareholder would otherwise become entitled to a fractional Common Share. After the Consolidation, the then-current shareholders of the Corporation will have no further interest in the Corporation with respect to their fractional Common Shares. This is not, however, the purpose for which the Corporation is effecting the Consolidation.

Effect on Share Certificates

If the Consolidation is approved by the shareholders and implemented by the Board, registered shareholders will be required to exchange their Common Share certificates representing pre-consolidation Common Shares for new Common Share certificates representing the post-Consolidation Common Shares. Following the determination of the Consolidation ratio by the Board and as soon as possible following the effective date of the Consolidation, registered shareholders will be sent a letter of transmittal by the Corporation’s transfer agent, TSX Trust Company (the “Transfer Agent”). The letter of transmittal will contain instructions on how to surrender Common Share certificate(s) representing pre-Consolidation Common Shares to the Transfer Agent. The Transfer Agent will forward to each registered shareholder who has sent the required documents a new Common Share certificate representing the number of post-Consolidation Common Shares to which the shareholder is entitled. Until surrendered, each Common Share certificate representing pre-Consolidation Common Shares will be deemed for all purposes to represent the number of whole post-Consolidation Common Shares to which the holder is entitled as a result of the Consolidation. Shareholders should not destroy any Common Share certificates and should not submit any Common Share certificates until requested to do so. The method of delivery of certificates representing Common Shares and the letter of transmittal, along with all other required documents, will be at the option and risk of the person surrendering them. It is recommended that such documents be delivered by hand to the Transfer Agent, at the address noted in the letter of transmittal, and a receipt obtained therefore, or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

No new Common Share certificates will be issued to a shareholder until such shareholder has surrendered the corresponding pre-Consolidation certificates, together with a properly completed and executed letter of transmittal, to the Transfer Agent. Consequently, following the Consolidation, shareholders will need to surrender their old Common Share certificates before they will be able to sell or transfer their Common Shares. If an old Common Share certificate has any restrictive legends on the back thereof, the new Common Share certificate will be issued with the same restrictive legends.

If the Consolidation is implemented by the Board, intermediaries will be instructed to effect the Consolidation for Non- Registered Holders. However, such intermediaries may have different procedures than registered shareholders for processing the Consolidation. If you hold your Common Shares with such an intermediary and if you have any questions in this regard, the Corporation encourages you to contact your intermediary.

Procedure for Implementing the Share Consolidation

If the special resolution is approved by the shareholders and the Board decides to implement the Consolidation, the Corporation will file Articles of Amendment pursuant to the Business Corporations Act (Ontario) (the “Act”) to amend the articles of the Corporation. The Consolidation will become effective on the date shown in the certificate of Amendment issued pursuant to the Act.

In order to complete the Consolidation, regulatory approval from the TSX will be required and temporary suspension of trading of the Common Shares may take place. If the Consolidation is approved, no further action on the part of the shareholders will be required.

Dissent Rights

Under the Act, shareholders do not have dissent and/or appraisal rights with respect to the Consolidation.

Special Resolution

Pursuant to the Act, a share consolidation requires approval of the shareholders by way of a special resolution, being a resolution passed by not less than two-thirds of the votes cast by holders of Common Shares present or represented by proxy at the Meeting. The text of the special resolution to be voted at the Meeting by shareholders is set forth below (the “Common Share Consolidation Resolution”):

“RESOLVED AS A SPECIAL RESOLUTION, THAT:

1.	The articles of the Corporation be amended to change the number of issued and outstanding Common Shares of the Corporation by consolidating the issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for up to ten (10) pre-consolidation Common Shares of the Corporation, or for such other lesser whole or fractional number of existing Common Shares that the directors, in their sole direction, determine to be appropriate (the “Consolidation”), and in the event that the Consolidation would otherwise result in a holder of Common Shares holding a fraction of a Common Share, such holder shall not receive nay whole new Common Shares or any cash consideration for each such fraction, such amendment to become effective at a date in the future to be determined by the board of directors of the Corporation (the “Board”).

2.	Any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver or cause to be delivered Articles of Amendment to the Director under the Business Corporations Act (Ontario) at such time as the Board determines to implement the Consolidation.

3.	Notwithstanding that this special resolution has been duly passed by the holders of the Common Shares, the directors of the Corporation are hereby authorized in their sole discretion to revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the Common Shares.

4.	Any one director or officer of the Corporation be and the same is hereby authorized, for and on behalf of the Corporation, to execute or cause to be executed, and to deliver or cause to be delivered, all such documents and filings, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.

Unless the Shareholder has specifically instructed that his or her Common Shares are to be withheld from voting in connection with the Common Share Consolidation Resolution, the persons named in the accompanying proxy intend to vote FOR the Common Share Consolidation Resolution.

5.	Other Matters

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, valid forms of proxy will be voted on such matter in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

The following discussion describes the significant elements of our executive compensation program, with particular emphasis on the process for determining compensation payable to the Corporation’s chief executive officer (“CEO”), chief financial officer (“CFO”), and, other than the CEO and CFO, each of the Corporation’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity whose total compensation was, individually, more than $150,000 (collectively, the “Named Executive Officers” or “NEOs”) for the year ended December 31, 2022. As of December 31, 2022, the NEOs were:

●	Emiliano Joel Grodzki, director and former CEO of the Corporation;

●	Nicolas Bonta, Chairman of the Board of the Corporation and Former Executive Chairman

●	Geoffrey Morphy, President and CEO and former Chief Operating Officer of the Corporation;

●	Jeffrey Lucas, CFO of the Corporation;

●	Benjamin Gagnon, Chief Mining Officer of the Corporation.

Compensation Discussion and Analysis

Oversight and description of Directors and NEO Compensation

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. The Corporation’s compensation philosophy is to foster entrepreneurship at all levels of the organization through, among other things, the granting of stock options and restricted share units (“RSUs), which will be a significant component of each NEO’s compensation. This approach is based on the assumption that the performance of the Common Share price over the long term is an important indicator of long-term performance.

The Corporation’s compensation philosophy is based on the following fundamental principles:

●	Compensation programs align with Shareholder interests – the Corporation aligns the goals of executives with maximizing long-term Shareholder value;

●	Performance sensitive – compensation for executive officers is l linked to operating and market performance of the Corporation and should fluctuate with the performance; and

●	Offer market competitive compensation to attract and retain talent – the compensation program provides market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all NEOs has been developed based on the above-mentioned compensation philosophy and aims to:

●	attract and retain highly qualified executive officers;

●	align the interests of NEOs with Shareholders’ interests and with the execution of the Corporation’s business strategy;

●	evaluate NEOs performance on the basis of key measurements that correlate to long-term Shareholder value; and

●	tie compensation directly to those measurements and reward based on achieving and exceeding predetermined objectives.

The Corporation believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs. The Corporation’s objective is to establish benchmarks and targets for its NEOs that will enhance Shareholder value if achieved.

Aggregate compensation for each NEO is designed to be competitive. The compensation committee of the Board (the “Compensation Committee”) reviews from time to time the compensation practices of similarly situated companies when considering the Corporation’s NEOs compensation practices. The Compensation Committee reviews each element of compensation for market competitiveness, and although it may weigh a particular element more heavily based on the NEO’s role within the Corporation, it is primarily focused on remaining competitive in the market with respect to total compensation.

From time to time, on an ad hoc basis, the Compensation Committee reviews data related to compensation levels and programs of various companies that are similar in size to the Corporation and operate within technology industries or other emerging sectors. The Compensation Committee also relies on the experience of its members as officers and/or directors at other companies in similar lines of business as the Corporation in assessing compensation levels. These other companies are identified in this Circular under the heading “Corporate Governance – Directorships”.

Compensation Governance

The Compensation Committee is responsible for ensuring that the Corporation has in place an appropriate plan for NEOs compensation and for making recommendations to the Board with respect to the compensation of the Corporation’s NEOs. The Compensation Committee will ensure that total compensation paid to all NEOs is fair, reasonable, and consistent with the Corporation’s compensation philosophy.

From time to time the Compensation Committee makes, and the Board reviews and may approve, recommendations regarding compensation to executive officers and directors. A combination of fixed and variable compensation is used to motivate NEOs to achieve overall corporate goals. The two basic components of the Corporation’s NEOs compensation program are:

●	base salary;

●	annual incentive (bonus) payments; and

●	RSUs and option-based compensation.

Base salaries are paid in cash and constitute the fixed portion of the total compensation paid to NEOs. Annual incentives comprise the remainder, and represent compensation that is “at risk” and thus may or may not be paid to the respective NEO depending on: (i) whether the NEO is able to meet or exceed his or her applicable performance targets; and, (ii) market performance of the Common Shares. To date, no specific formula has been developed to assign a specific weighting to each of these components. Instead, the Board will consider each performance target and the Corporation’s performance and assigns compensation based on this assessment and the recommendations of the Compensation Committee.

Base Salary

The Compensation Committee and the Board will approve the salary ranges for the NEOs. The base salary review for each NEO is based on an assessment of factors such as current competitive market conditions, compensation levels and practices of similarly situated companies and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. The Corporation may consider comparative data for the Corporation’s peer group that are accumulated from a number of external sources including independent consultants. The Corporation’s determination of salary for NEOs intends to be consistent with the administration of salaries for all other executives and employees.

Annual Incentive Discretionary Performance Bonus (Cash Bonus) Payments

Cash annual incentive awards are discretionary and based on various personal and company-wide achievements. Performance goals for annual incentive payments are subjective and include achieving individual and corporate targets and objectives, as well as general performance in day-to-day corporate activities, and industry competitive factors.

The Board approves target annual incentive amounts for each NEO at the beginning of each financial year. The Compensation Committee determines target amounts based on a number of factors including comparable compensation of similar companies.

In order to develop a recommendation to the Board regarding annual incentive payments, the Compensation Committee assesses NEO performance subjectively, considering each NEO’s respective success in achieving his or her individual objectives, contributions to the achievement of the Corporation’s goals, and contributions to meeting the needs of the Corporation that arise on a day-to-day basis.

The Board relies heavily on the recommendations of the Compensation Committee in granting annual incentives. However, the Board reserves ultimate discretion in determining whether each NEO has met his or her targets, and has the right make positive or negative adjustments to any annual incentive payment recommended by the Compensation Committee that it deems appropriate.

Long-Term Incentive Plan

Grants of long-term equity incentives are an integral component of the Corporation’s NEO compensation structure. Equity- based awards are a variable element of compensation that allows the Corporation to reward NEOs for their sustained contributions to the Corporation. Long-term equity incentive awards reward performance and continued rendering of services, and help the Corporation attract and retain NEOs.

Under the Corporation’s Long-Term Incentive Plan (“LTIP”), which was approved by the Shareholders on June 25, 2021, Options and RSUs are granted by, and at the discretion of, the Board upon recommendation from the Compensation Committee. In monitoring and adjusting the Option and RSU allotments, the Board takes into account its own observations on individual performance and its assessment of individual contributions to shareholder value, previous option grants and the objectives set for the NEOs. The scale of Options and RSUs is generally commensurate to the appropriate level of base compensation for each level of responsibility. The Board will consider the overall number of Options and RSUs that are outstanding relative to the number of outstanding Common Shares in determining whether to make any new grants of Options or RSUs and the size of such grants.

Since the time the Corporation adopted the LTIP, Options to purchase a total of 19,938,450 Common Shares have been issued to directors, officers, employees and consultants of the Corporation. As of the date of this Circular, a total of 11,131,933 Options and 400,000 RSUs are outstanding under the LTIP.

The LTIP is a rolling incentive plan, under which 10% of the outstanding Common Shares at any given time are available for issuance thereunder. The purpose of the LTIP is to advance the interests of the Corporation by (i) providing certain employees, officers, directors, or consultants of the Corporation (collectively, the “Award Holders”) with additional performance incentive; (ii) encouraging Common Share ownership by the Award Holders; (iii) increasing the proprietary interest of the Award Holders in the success of the Corporation; (iv) encouraging the Award Holders to remain with the Corporation; and (v) attracting new employees, officers, directors and consultants to the Corporation.

The following information is intended to be a brief description and summary of the material features of the LTIP:

a)	The aggregate maximum number of Common Shares available for issuance from treasury under the LTIP and all of the Corporation’s other security-based compensation arrangements at any given time is 10% of the outstanding Common Shares as at the date of grant of an option under the LTIP, subject to adjustment or increase of such number pursuant to the terms of the LTIP. Any Common Shares subject to an award (“Award”) of options or RSUs which has been granted under the LTIP and which has been cancelled, repurchased, expired or terminated in accordance with the terms of the LTIP without having been exercised will again be available under the LTIP.

b)	Each RSU entitles the holder to receive one Common Share.

c)	The exercise price of an option shall be determined by the Board at the time each option is granted, provided that such price shall not be less than (i) if the Common Shares are listed on the Exchange (as such term is defined in the LTIP), the last closing price of the Common Shares on the Exchange; or (ii) if the Common Shares are not listed on the Exchange, in accordance with the rules of the stock exchange on which the Common Shares are listed at the time of the grant; or (iii) if the Common Shares are not listed on any stock exchange, the minimum exercise price as determined by the Board.

d)	The aggregate number of Common Shares reserved for issuance pursuant to awards granted to insiders of the Corporation at any given time, or within a 12-month period, shall not exceed 10% of the total number of Common Shares then outstanding, unless disinterested shareholder approval is obtained. The aggregate number of Common Shares reserved for issuance pursuant to awards granted to any one person or entity within any twelve- month period shall not exceed 5% of the total number of Common Shares then outstanding unless disinterested shareholder approval is obtained.

e)	The aggregate number of Common Shares issued to insiders within any 12-month period, or issuable to insiders at any time, under the Plan and any other security-based compensation arrangement of the Corporation, may not exceed 10% of the total number of issued and outstanding Common Shares during any such period of time;

f)	The total number of Shares issuable pursuant to RSUs to any Participant under the LTIP shall not exceed 1.5% of the issued and outstanding Common Shares at the time of the Award;

g)	Directors, officers, consultants and employees of the Corporation or its subsidiaries, and employees of a person or company which provides management services to the Corporation or its subsidiaries, are eligible to participate in the LTIP. Subject to compliance with requirements of the applicable regulators, Awards Holders may elect to hold Awards granted to them in an incorporated entity wholly owned by them and such entity is bound by the LTIP in the same manner as if the Awards were held by the Award Holder.

h)	Award and all rights thereunder shall expire on the date set out in the Award agreement, provided that in no circumstances shall the duration of an Award exceed ten (10) years, or the maximum term permitted by the applicable regulators.

i)	If any Awards expire during a period when trading of the Corporation’s securities by certain persons as designated by the Corporation is prohibited or within 10 business days after the end of such a period, the term of those Awards will be extended to 10 business days after the end of the prohibited trading period, unless such extension is prohibited by any applicable law or the policies of the applicable regulators.

j)	The Board may determine when any Award will become exercisable and may determine that the Award will be exercisable immediately upon the date of grant, or in instalments or pursuant to a vesting schedule. However, unless the Board determines otherwise, Awards issued pursuant to the LTIP are generally subject to a vesting schedule as follows: (i) 1/3 upon the date of grant; (ii) 1/3 upon the first anniversary of the date of grant; and (iii) 1/3 upon the second anniversary of the date of grant.

k)	In the event an Award Holder ceases to be eligible for the grant of Awards under the LTIP, Awards previously granted to such person will cease to be exercisable within a period of 90 days after the date such person ceases to be eligible under the LTIP, or such longer or shorter period as determined by the Board, provided that no Award shall remain outstanding for any period which exceeds the earlier of: (i) the expiry date of such Award; and (ii) 12 months following the date such person ceases to be eligible under the LTIP.

l)	If an Award Holder ceases to be a director or officer of the Corporation, or its subsidiaries, for any reason (other than death), such Award Holder may exercise their Award to the extent that the Award Holder was entitled to exercise it at the date of such cessation, provided that such exercise must occur within 12 months after the Award Holder ceases to be a director, or officer.

m)	If an Award Holder ceases to be a consultant or employee of the Corporation, or its subsidiaries, for any reason (other than death), such Award Holder may exercise their Award to the extent that the Award Holder was entitled to exercise it at the date of such cessation, provided that such exercise must occur within 90 days after the Award Holder ceases to be a consultant or employee.

n)	In the event of death of an Award Holder, the Award previously granted shall pass to the Personal Representative, as defined in the LTIP, and any vested Awards shall be exercisable at the earliest between 12 months after such death and the applicable Expiry Date.

o)	In the event of a Change of Control (as defined in the LTIP), all restrictions upon any RSUs shall lapse immediately and become fully vested and will accrue to the Participant.

The TSX policies relating to security-based compensation arrangements require that every three years after the institution of a security-based compensation arrangement, all unallocated Awards under a security-based compensation arrangement without a fixed maximum aggregate of securities issuable must be approved by a majority of the Corporation’s directors and the Corporation’s shareholders. As the LTIP was last approved on June 25, 2021, Shareholders will next be asked to approve the unallocated Awards in 2024.

The full text of the LTIP is attached hereto as Schedule “B”.

Annual Burn Rate

In accordance with the requirements of section 613 of the TSX Company Manual, the following table sets out the burn rate of the awards granted under the Corporation’s security-based compensation arrangements as of the end of the financial years ended December 31, 2022, and December 31, 2021. As at April 4, 2023, the only security-based compensation arrangement is the LTIP. The table below sets out the burn rate for the Options and RSUs granted under the LTIP and the previous options plan for the years ended December 31, 2022, and December 31, 2021, The burn rate is calculated by dividing the number of Options or RSUs granted under the respective plans during the relevant fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

	Year Ended December 31, 2022	Year Ended December 31, 2021
Number of Options granted under the LTIP	9,592,500	10,755,000
Number of RSUs granted under the LTIP	200,000	200,000
Weighted average number of securities outstanding for the applicable year	207,776,000	157,651,571
Annual burn rate of Options	4.62%	6.82%
Annual burn rate of RSUs	0.10%	0.13%

Financial Instruments

Pursuant to the terms of the Corporation’s Securities Trading Policy, the Corporation’s officers and directors are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds securities that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the officer or director.

EXECUTIVE COMPENSATION

Summary Compensation Table for NEOs

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the fiscal year ended December 31, 2022. Some of such officers received compensation from Backbone Hosting Solutions Inc. (“Backbone”), a subsidiary of the Corporation, for acting in such capacities for the financial years ended December 31, 2022, and 2021.

Non-equity incentive plan compensation
Name and Principal Position	Fiscal period	Salary, consulting fee or retainer ($)	Share-based awards(1) ($)	Option-based awards(1) ($)	Annual incentive plans(2)	Long-term incentive plans(3)	Pension value ($)	All other compensation ($)(4)	Total compensation ($)
Emiliano Joel Grodzki(5) Director and Former CEO	2022	US$1,366,237	US$95,500	US$1,552,000	US$262,498	Nil	Nil	Nil	US$3,276,235
	2021	US$312,498	US$202,500	US$5,764,000	US$480,000	Nil	Nil	Nil	US$6,758,998
	2020	US$189,500	Nil	US$161,096	Nil	Nil	Nil	Nil	US$350,596
Nicolas Bonta(6) Chairman and former Executive Chairman	2022	US$1,366,237	US$95,500	US$1,552,000	US$262,498	Nil	Nil	Nil	US$3,276,235
	2021	US$312,498	US$202,500	US$5,764,000	US$480,000	Nil	Nil	Nil	US$6,758,998
	2020	US$189,500	Nil	US$161,096	Nil	Nil	Nil	Nil	US$350,596
Geoffrey Morphy,(7) President and Chief Executive Officer, former Chief Operation Officer	2022	US$421,355	US$95,500	US$1,868,000	US$246,018	Nil	Nil	US$15,850	US$2,646,723
	2021	US$380,742	US$202,500	US$5,764,000	US$470,000	Nil	Nil	Nil	US$6,740,243
	2020	US$62,393	Nil	US$307,421	Nil	Nil	Nil	US$4,759	US$369,814
Jeffrey Lucas(8) CFO	2022	US$382,903	US$95,500	US$1,668,000	US$163,571	Nil	Nil	US$6,000	US$2,315,974
	2021	US$194,727	US$202,500	US$5,865,934	Nil	Nil	Nil	Nil	US$6,068,434
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Benjamin Gagnon(9) Chief Mining Officer	2022	US$187,849	Nil	US$676,875	US$118,873	Nil	Nil	US$3,000	US$986,597
	2021	US$158,032	Nil	US$2,196,250	Nil	Nil	Nil	Nil	US$2,354,282
	2020	US$129,366	Nil	US$117,600	Nil	Nil	Nil	Nil	Nil

Notes

(1)	Grant date fair value calculations are based on the Black-Scholes Option Pricing Model and weighted average assumptions. Option- pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of share- and option-based awards.

(2)	“Annual incentive plan” means any plan that provides compensation intended to motivate performance to occur within one fiscal year but does not include option or share-based awards.

(3)	“Long term incentive plan” means any plan that provides compensation intended to motivate performance to occur over a period greater than one fiscal year but does not include option or share-based awards.

(4)	Amounts reflect monthly car allowance and contributions to the retirement savings benefits.

(5)	Emiliano Joel Grodzki became a Director and Chief Strategy Officer of the Corporation. On March 13, 2020, Mr. Grodzki became the interim CEO of the Corporation. On December 29, 2020, Mr. Grodzki became the Chief Executive Officer until he was succeeded by Geoffrey Morphy on December 29, 2022. During 2022 he received consulting fees of US$633,487grants of Options and RSUs, and an annual incentive bonus in his capacity as CEO and no compensation in his capacity as director.

(6)	Nicolas Bonta became Chairman of the Corporation on October 11, 2018, became Executive Chairman on December 29, 2020 and Chairman of the Corporation again on December 29, 2022. During 2022 he received consulting fees of US$633,487, Option and RSU grants, and an annual incentive bonus in his capacity as Executive Chairman and no compensation in his capacity as a director.

(7)	Geoffrey Morphy became a director of the Corporation on May 19, 2020. On August 31, 2020, Mr. Morphy resigned as a Director of the Corporation and became Executive Vice-President Finance, Administration & Corporate Development of the Corporation. On December 29, 2020, Mr. Morphy became the President of the Corporation; on December 8, 2021, he assumed the position of Chief Operating Officer, in addition to President; and on December 29, 2022, he assumed the position of President and Chief Executive Officer.

(8)	Jeffrey Lucas became Chief Financial Officer of the Corporation on June 14, 2021.

(9)	Benjamin Gagnon was appointed as Chief Mining Officer on June 3, 2021.

Incentive Plan Awards to NEOs

Outstanding share-based awards and option-based awards

The following table sets out the outstanding option-based awards for each NEO and executive directors of the Corporation as at December 31, 2022:

	Option-Based Awards				Share-Based Awards
Name and Position	No. of Common Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of RSUs that have not vested (#)	Market or payout value of RSUs that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
	154,900	1.76	12/22/2025	Nil	58,333	$32,666	$64,876
Emiliano Grodzki Director and former CEO	1,200,000 400,000 800,000 60,000	5.01 8.13 2.45 0.55	06/29/2026 12/08/2026 05/19/2027 12/27/2027	Nil Nil Nil 600
	154,900	1.76	12/22/2025	Nil	58,333	$32,666	$64,876
Nicolas Bonta Chairman and former Executive Chairman	1,200,000 400,000 800,000 60,000	5.01 8.13 2.45 0.55	06/29/2026 12/08/2026 05/19/2027 12/27/2027	Nil Nil Nil 600
	37,500	0.36	06/29/2025	7,500	58,333	$32,666	$64,876
	580,000	0.43	08/31/2025	75,400
Geoffrey Morphy	154,900	1.76	12/22/2025	Nil
President and CEO and	1,200,000	5.01	06/29/2026	Nil
former Chief Operating	400,000	8.13	12/08/2026	Nil
Officer	800,000	2.45	05/19/2027	Nil
	850,000	0.55	12/27/2027	8,500
	364,050	5.45	06/02/2026	Nil	58,333	$32,666	$64,876
	835,950	5.01	06/29/2026	Nil
Jeffrey Lucas	400,000	8.13	12/08/2026	Nil
Chief Financial Officer	800,000	2.45	05/19/2027	Nil
	350,000	0.55	12/27/2027	3,500
	400,000	0.35	12/03/2024	84,000	Nil	Nil	Nil
	40,000	1.76	12/22/2025	Nil
Benjamin Gagnon Chief Mining Officer	500,000 125,000 312,500	5.01 8.13 2.45	06/29/2026 12/08/2026 05/19/2027	Nil Nil Nil
	200,000	0.55	12/27/2027	2,000

Notes:

(1)	Value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the Common Shares on the TSX as of December 31, 2022, which was $0.56.

(2)	Value of the RSUs is calculated by using the closing price of the Common Shares as of December 31, 2021, which was $0.56.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides information regarding the value vested or earned on incentive plan awards for each NEO and executive officer of the Corporation during the financial year ended December 31, 2022:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value vested during the year(2) ($)
Emiliano Grodzki	Nil	64,875	US$262,498
Nicolas Bonta	Nil	64,875	US$262,498
Geoffrey Morphy	1,095,000	64,875	US$246,018
Jeffrey Lucas	Nil	64,875	US$163,571
Benjamin Gagnon	424,000	Nil	US$118,873

Notes:

(1)	Aggregate dollar value that would have been realized if the options had been exercised on the vesting date (computed based on the difference between the exercise price of the options and the closing market price of the Common Shares on the vesting date).

(2)	Represents amounts earned pursuant to the Corporation’s annual bonus program.

Employment and Consulting Agreements and Termination and Change of Control Benefits

Each of the NEOs has entered into an employment or consulting agreement with the Corporation. The employment agreements include provisions regarding base salary, annual bonuses, confidentiality and ownership of intellectual property, among other things. Other than as may be provided pursuant to the employment or consulting agreements with Mr. Grodzki, Mr. Bonta, Mr. Morphy, and Mr. Lucas, each as described herein, except for a Termination Benefit Agreement entered with Messrs. Jeff Lucas and Ben Gagnon on December 15, 2022, as amendment to their employment agreement, and as detailed below, the Corporation is not party to any compensation plan or arrangement with NEOs that provides for payment resulting from the resignation, retirement or the termination of employment of any person.

Emiliano Joel Grodzki

On April 12, 2018, and as amended on May 24, 2018, March 15, 2019, June 10, 2019, May 26, 2020 and June 8, 2022, Backbone entered into a consulting services agreement with Emiliano Grodzki pursuant to which Mr. Grodzki was retained as Chief Strategy Officer, and then as Chief Executive Officer of Backbone and of the Corporation, in consideration for an annual consulting fee of US$400,000. Mr. Grodzki’s duties and responsibilities included the overall vision and mission of Bitfarms and participation as a member of the executive management team. He focused on effective growth, oversaw implementation of the strategic plan in close coordination with Bitfarms’ board of directors, built new partnerships to grow and sustain the organization, and managed special pilot projects. Mr. Grodzki was engaged to dedicate 75% of his time to this position. Effective December 29, 2022, the Corporation and Mr. Grodzki agreed to terminate the consulting agreement as of December 28, 2022. The Corporation made a one-time, lump sum payment to Mr. Grodzki of US$ 732,750 as a termination fee. Mr. Grodzki continues to act as director of the Corporation and has entered into a non-competition and non-disclosure agreement with Backbone and the Corporation.

Nicolas Bonta

On April 12, 2018, and as amended on May 24, 2018, June 10, 2019, May 26, 2020 and June 9, 2021, Backbone entered into a consulting services agreement with Nicolas Bonta, pursuant to which Mr. Bonta was retained as a consultant, in consideration for an annual consulting fee of US$400,000. Mr. Bonta’s duties and responsibilities included: acting as Executive Chairman of the Board of Backbone and of the Corporation, undertaking developing recommendations to refine Bitfarms’ corporate development strategy. Mr. Bonta agreed to devote 75% of his time to this position. Effective December 29, 2022, the Corporation and Mr. Bonta agreed to terminate the consulting agreement as of December 28, 2022. The Corporation made a one-time, lump sum payment to Mr. Bonta of US$ 732,750 as termination fee. Mr. Bonta continues to act as non-executive Chairman of the Corporation and has entered into a non-competition and non-disclosure agreement with Backbone and the Corporation.

L. Geoffrey Morphy

On August 26, 2020, the Corporation entered into an employment agreement with Geoffrey Morphy, pursuant to which Mr. Morphy was employed as Executive Vice-President, Finance, Administration & Corporate Development. On December 29, 2020, Mr. Morphy became the President of the Corporation. On December 8, 2021, he assumed the position of Chief Operating Officer, in addition to his role as President, and his relationship with the Corporation continued to be governed by the employment agreement. On December 28, 2022, the Corporation entered into an employment agreement with Mr. Morphy by which he was appointed Chief Executive Officer, in addition to his role as President, in consideration of an annual base salary of US$560,000. Mr. Morphy is in charge of supervising and controlling all strategic and business aspects of the Corporation. His duties and responsibilities include developing and refining the Corporation’s shareholder relations, capital market strategy and corporate development strategy to create accretive growth and maximize shareholder value, optimize existing business operations, develop high quality regional and international business strategies and plans ensuring their alignment with short-term and long-term objectives. The Corporation may terminate the employment agreement without cause at any time, provided that the Corporation may pay Mr. Morphy fourteen (14) months’ payment in lieu of notice of termination for the first year of service and, thereafter, one (1) month of notice plus one (1) month of payment in lieu of notice per six-months of service up to a maximum payment in lieu of notice period of twenty-four (24) months. Double (i.e., two times) such amount will be payable upon the termination of the employment agreement within eighteen months of a Change of Control. Mr. Morphy has entered into a non-competition and non-disclosure agreement with the Corporation.

Jeffrey Lucas

On June 14, 2021, and as amended on December 15, 2022, the Corporation entered into an employment agreement with Jeffrey Lucas, pursuant to which Mr. Lucas was employed as Chief Financial Officer. His current annual base salary is US$421,312. The Corporation may terminate the employment agreement without cause at any time, provided that the Corporation continues to pay Mr. Lucas on a continuing basis for a period of twelve (12) months following the termination, with the first payment being made after the sixtieth (60th) day following such termination. Double (i.e. two times) such amount, with a minimum of twenty-four (24) months, will be payable upon the termination of the employment agreement within eighteen months of a Change of Control. Mr. Lucas has entered into a non-competition and non-disclosure agreement with the Corporation.

Benjamin Gagnon

On June 17, 2022, and as amended on December 15, 2022, the Corporation entered into an employment agreement with Benjamin Gagnon, pursuant to which Mr. Gagnon was employed as Chief Mining Officer. His currently annual base salary is US$201,600. In case of termination of his employment agreement within eighteen months of a Change of Control, Mr. Gagnon will be entitled to receive the equivalent of eighteen (18) months of his salary payable upon the termination of the employment agreement. Mr. Gagnon has entered into a non-competition and non-disclosure agreement with the Corporation.

Pension Plan Benefits

The Corporation has no pension or retirement plan.

Retirement Savings Benefits

The Corporation implemented an employer-sponsored group retirement savings plan in July 2022 (Canada) and January 2023 (United States). There is no such plan in Argentina. The Corporation will match one for one, contributions made by all employees, including NEOs, up to a maximum contribution of four percent (4%) of the base gross salary. All participants are subject to the vesting terms of applicable plans as well as responsible for the management of their individual contribution limits according to the relevant tax-revenue agency.

Director Compensation

During the financial year ended December 31, 2022, directors were compensated with respect to general directors’ duties, or for additional service on Board committees. Directors may also receive equity-based compensation pursuant to the Corporation’s LTIP. Options and RSUs are granted at the discretion of the Board upon the recommendation of the Compensation Committee. Directors may also be reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors.

Officers of the Corporation who, during the year 2022, also acted as directors did not receive additional compensation for services rendered in such capacity, other than as paid by the Corporation pursuant to their capacity as officers. As of December 29, 2022, no director has an executive position in the Corporation.

Director Compensation Table

The following table provides information regarding compensation paid to the non-NEO directors of the Corporation:

Name(1)	Fees Earned ($)(3)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)(2)
Brian Howlett	US$85,600	Nil	US$358,250	US$46,380	Nil	Nil	US$490,230
Pierre Seccareccia	US$74,900	Nil	US$358,250	US$46,380	Nil	Nil	US$479,530
Andres Finkielsztain	US$81,175	Nil	US$358,250	US$46,380	Nil	Nil	US$485,805
Edith Hofmeister	US$10,700	Nil	US$174,000	Nil	Nil	Nil	US$184,700

Notes:

(1)	This table does not include any amount paid as reimbursement for expenses.

(2)	Any amount paid during the year ended December 31, 2022 to a director of the Corporation who was also a NEO will be reflected in the Summary Compensation Table for NEOs.

(3)	Effective February 1, 2022, Independent directors receive an annual cash stipend of US$64,200, with an additional US$10,700 for serving as a chair of a board committee and an extra US$5,350 for serving as a non-chair member of a board committee. The lead director is also entitled to receive additional compensation. Effective January 1, 2023, these annual cash stipends are for non-executive directors. Additionally, the Chairman of the Board will receives an additional annual cash stipend of US10,700 for exercising that function.

Incentive Plan Awards to Directors

Outstanding Option and Share-Based Awards

The following table sets out the outstanding option-based awards for each non-NEO director as at December 31, 2022:

	Option-Based Awards				Share-Based Awards
Name	No. of Common Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of RSUs that have not vested (#)	Market or payout value of RSUs that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
	75,000	0.43	08/31/2025	9,750
	12,500	1.76	12/02/2025	Nil
Andres Finkielsztain	250,000 100,000	5.01 8.13	06/29/2026 12/08/2026	Nil Nil	Nil	Nil	Nil
	175,000	2.45	05/19/2027	Nil
	60,000	0.55	12/27/2027	600

Edith Hofmeister	200,000 60,000	1.00 0.55	11/16/2027 12/27/2027	Nil 600	Nil	Nil	Nil
Brian Howlett	80,000 50,000 250,000 100,000 175,000 60,000	0.36 1.76 5.01 8.13 2.45 0.55	06/29/2025 12/22/2025 06/29/2026 12/08/2026 05/19/2027 12/27/2027	16,000 Nil Nil Nil Nil 600	Nil	Nil	Nil
Pierre Seccareccia	75,000 12,500 187,500 100,000 175,000 60,000	0.36 1.76 5.01 8.13 2.45 0.55	06/29/2025 12/22/2025 06/29/2026 12/08/2026 05/19/2027 12/27/2027	15,000 Nil Nil Nil Nil 600	Nil	Nil	Nil

Notes:

(1)	Value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the Common Shares as of December 31, 2022, which was $0.56.

(2)	Value of the RSUs is calculated by using the closing price of the Common Shares as of December 31, 2022, which was $0.56.

Value Vested or Earned During the Year

The following table provides information regarding the value vested or earned on incentive plan awards for each non-NEO director during the fiscal year ended December 31, 2022:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value vested during the year(2) ($)
Andres Finkielsztain	219,000	Nil	US$46,380
Edith Hofmeister	Nil	Nil	Nil
Brian Howlett	Nil	Nil	US$46,380
Pierre Seccareccia	Nil	Nil	US$46,380

Notes:

(1)	Aggregate dollar value that would have been realized if the options had been exercised on the vesting date (computed based on the difference between the exercise price of the options and the closing market price of the Common Shares on the vesting date).

(2)	Represents amounts earned pursuant to the Corporation’s annual bonus program.

Performance Graph

On July 16, 2019, the Common Shares began trading on the TSX-V. On June 21, 2021, the Common Shares were also listed on the Nasdaq Stock Market. On April 8, 2022, the Common Shares were listed on the TSX and were voluntarily delisted from the TSX-V.

The following performance graph shows the cumulative return for Common Shares compared to both the S&P/TSX Composite Index, and the S&P/TSX Venture Composite Index over the approximately 42-month period preceding December 31, 2022, for which the Corporation has been a reporting issuer.

	July 16, 2019		December 31, 2022
Bitfarms Ltd. (TSX)	$100.00		$28.00
Bitfarms Ltd. (Nasdaq)	$100.00	(1)	$11.11	(1)
S&P/TSX Composite	$100.00		$117.47
S&P/TSXV Composite	$100.00		$98.29

Notes:

(1)	Reflective of an investment of $100 on June 21, 2021.

As of December 31, 2022, the value of $100 invested in the Common Shares on July 16, 2019 had decreased by approximately 72% compared to increases of 17% for a similar investment in the S&P/TSX Composite Index and a decrease of 2% for a similar investment in the S&P/TSXV Composite Index over the same period. On June 21, 2021, the closing price of the Common Shares listed on the Nasdaq Stock Exchange was US$3.96, compared to US$0.44 at closing on December 31, 2022, representing a decrease of 89%.

There is no direct correlation between the performance of the Common Shares and executive compensation. The Common Share price may be affected by a number of factors beyond the control of directors and management, including general and industry-specific economic and market conditions. The Compensation Committee evaluates performance by reference to the overall direction and success of the Corporation rather than by any short-term fluctuations in the trading price of the Common Shares.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information in respect of the Corporation’s equity compensation plans under which equity securities of the Corporation are authorized for issuance, aggregated in accordance with all equity plans previously approved by the Shareholders and all equity plans not approved by Shareholders as at December 31, 2022:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (#)
Equity compensation plans approved by securityholders(1)	22,204,000(3)	$3.47(2)	216,000
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	22,204,000	$3.47(2)	216,000

Notes:

(1)	Awarded under the Corporation’s LTIP, last approved by the Shareholders at a meeting held on June 25, 2021, pursuant to which a maximum of 10% of the Common Shares issued and outstanding at the time of grant may be reserved for issuance. For a summary of the LTIP, see “Executive Compensation – Long Term Incentive Plan”.

(2)	Based on 224,200,000 Common Shares issued and outstanding on the date hereof.

(3)	Includes 400,000 RSUs and 21,804,000 Options.

Compensation Risk Considerations

The Compensation Committee is responsible for considering, establishing and reviewing executive compensation programs and whether the programs encourage unnecessary or excessive risk taking. The Corporation anticipates the programs will be balanced and will not motivate unnecessary or excessive risk taking.

Base salaries are fixed in amount and do not encourage risk taking. While annual incentive awards will focus on the achievement of short-term or annual goals, and while short-term goals may encourage the taking of short-term risks at the expense of long-term results, the Corporation’s annual incentive award program will represent a small percentage of employees’ compensation opportunities.

Stock option awards are important to further align employees’ interests with those of the Shareholders. The ultimate value of the awards is tied to the price of the Common Shares and since awards are expected to be staggered and subject to long- term vesting schedules, they will help ensure that NEOs have significant value tied in long-term stock price performance.

Compensation of Directors

Pursuant to its Articles, the Corporation may have a minimum of one (1) and a maximum of ten (10) directors. At the date of the Circular, the Corporation has six (6) directors.

The Corporation regularly reviews the competitiveness of non-executive director compensation levels against the competitive marketplace. While the results of that review have generally demonstrated that non-executive director compensation levels at the Corporation were competitive with the market, adjustments to annual fees have been made throughout the Corporation’s growth cycle in recent years to further strengthen the Corporation’s competitiveness while also reflecting the greater time and commitment required of the roles. In particular, and most recently, an adjustment was made effective February 1, 2022 to the annual fees for non-executive directors. A summary of the changes in compensation provided to the Corporation’s non-executive directors is as follows:

Item	Effective Augusts 5, 2021
Non-Executive Director Annual Cash Stipend	US$64,200
Board Chairman, Board Committee Chair and Lead Director Fee	US$10,700
Board Committee Non-Chair Fee	US$5,350

AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Corporation’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas.

The current members of the Audit Committee are Pierre Seccareccia, Brian Howlett and Andres Finkielsztain. Pierre Seccareccia is not standing for re-election at the Meeting. No member of the Audit Committee is an executive officer, employee, or control person of the Corporation or any of its affiliates and all are considered “independent” directors as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Corporation’s financial statements. The full text of the charter of the Audit Committee (the “Audit Committee Charter”) is attached as Schedule “A”. A copy of the Audit Committee Charter is also available on the Corporation’s website at Bitfarms -Audit-Committee-Charter and under the Corporation’s SEDAR profile at www.sedar.com.

The Corporation has filed an Annual Information Form (the “AIF”) for the fiscal year ended December 31, 2022, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/EDGAR, which contains, among other things, all of the financial disclosure (including copies of the Financial Statements and Management’s Discussion and Analysis) required under NI 51-110. In particular, the information that is required to be disclosed in Form 51-110F1 of NI 51-110 may be found under the heading “Audit Committee” in the AIF.

Relevant Education and Experience

The relevant education and experience of each of the members of the Audit Committee is as follows:

Name of Member	Education	Experience
Pierre Seccareccia, FCPA, FCA(1)	Accounting degree from École des hautes études commerciales de Montréal (1969). Member of the Ordre des comptables agréés du Québec (1970). Fellow of the Order of Certified Public Accounting (1996).	Mr. Seccareccia serves as Director of the Corporation, and Chair of the Audit Committee. Mr. Seccareccia has extensive experience in financial consulting and management. A Partner of the Coopers & Lybrand accounting firm from 1976 to 1998, he acted as Managing Partner for its Montreal south shore office from 1987 to 1989, for its Montreal central office from 1992 to 1996, and for its offices in the Province of Quebec from 1996 to 1998. Following the merger in 1998 of Coopers & Lybrand with Price Waterhouse, he acted as Managing Partner for the Montreal office of PricewaterhouseCoopers LLP from 1998 to 2001. Since 2003, Mr. Seccareccia has acted as a full-time independent corporate director for various public and private entities.

Brian Howlett, CPA, CMA	Bachelor of Commerce from Concordia University (1982). CMA designation (1989).

Mr. Howlett serves as the Lead Director of the Corporation. Mr. Howlett is a seasoned professional with over thirty years of senior management experience. Mr. Howlett is currently the President, Chief Executive Officer and Director of Hemlo Explorers Inc. Mr. Howlett also serves on the board of Nighthawk Gold Corp. Mr. Howlett recently served as the President, Chief Executive Officer and a Director of Dundee Sustainable Technologies Inc. He also formerly served as the President and Chief Financial Officer of Superior Copper Corporation. Prior to that, Mr. Howlett spent twelve years with ELI Eco Logic Inc., including six years as Chief Financial Officer.

Andres Finkielsztain	Bachelor in Economics from Bard College (1999).	Mr. Finkielsztain serves as a Director of the Corporation. Mr. Finkielsztain is the Founding Managing Partner of FinkWald LLC, a private investment office specializing in private equity, real estate, media and technology. He is also the co- head of the Special Situations division at Banco Industrial in Argentina, where he analyzes and provides financing solutions to Argentine-based companies and institutions. Mr. Finkielsztain previously served as a financial advisor for Soros Brothers Investments, a private investment office founded in 2011 by Alexander and Gregory Soros, and as an analyst for Emerging Markets at Soros Fund Management LLC. Mr. Finkielsztain also worked at J.P. Morgan for over 10 years in various capacities within Asset Management, including the role of Global Investment Opportunity and Emerging Markets Specialist. Mr. Finkielsztain graduated with a BA in Economics from Bard College where he served as the President of a Latin American organization.

Notes:

(1)	Chair of the Audit Committee at April 4, 2023.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is required to pre-approve all audit and non-audit services not prohibited by law to be provided by the independent auditors of the Corporation.

External Auditor Service Fees

The following table provides details in respect of audit, audit related, tax and other fees billed by the Corporation’s external auditor during the fiscal years ended December 31, 2022 and December 31, 2021.

	Year Ended December 31, 2022	Year Ended December 31, 2021
Audit Fees(1)	$651,000	$510,000
Audit Related Fees(2)	$310,000	$189,000
Tax Fees(3)	$23,000	$46,000
All Other Fees	Nil	Nil
Total	$984,000	$745,000

Notes:

(1)	Aggregate fees billed for professional services rendered by the auditor for the audit of the Corporation’s annual financial statements.
(2)

Aggregate fees billed for professional services rendered by the auditor and consisted primarily of file quality review fees and fees for the review of quarterly financial statements and related documents.

(3)	Aggregate fees billed for tax compliance, tax advice and tax planning professional services. These services included reviewing tax returns and assisting in responses to government tax authorities.

CORPORATE GOVERNANCE

National Policy 58-201 – Corporate Governance Guidelines of the Canadian Securities Administrators sets out a series of guidelines for effective corporate governance (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58- 101”) requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Set out below is a description of the Corporation’s approach to corporate governance in relation to the Guidelines.

Board of Directors

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment.

The Board is currently comprised of six (6) members, four (4) of whom the Board has determined to be “independent directors” within the meaning of NI 58-101. Andres Finkielsztain, Edith Hofmeister, Brian Howlett and Pierre Seccareccia are considered independent directors within the meaning of NI 58-101 since they are each independent of management and free from any material relationship with the Corporation. The basis for this determination is that, since the date of incorporation of the Corporation, none of the independent directors has worked for the Corporation, received remuneration from the Corporation or had material contracts with or material interests in the Corporation which could interfere with their ability to act with a view to the best interests of the Corporation. Each of Emiliano Joel Grodzki and Nicolas Bonta is not considered an independent director because of their previous status as officers of the Corporation and their salaries in excess of $150,000, which ended on December 28, 2022. Since December 29, 2022, Messrs. Grodzki and Bonta are non-executive directors. Mr. Seccareccia is not standing for re-election at the Meeting.

Nicolas Bonta serves as Chairman of the Board. The Chairman is responsible for providing leadership to enhance Board effectiveness and be explicitly accountable for ensuring that the Board carries out its responsibilities effectively, overseeing all aspects of its direction and administration, adopting procedures to ensure that the Board can conduct its work effectively and efficiently, responding to conflict of interest situation, managing relations with external stakeholders and facilitating effective communication with independent directors and management. In the event that the Chairman is not an independent director, the Board is required to appoint an independent Lead Director to perform the duties of the Chairman required to be performed by an independent director. The Board has appointed Brian Howlett as its independent Lead Director.

The Board functions independently of management. When appropriate, the Board and the Committees of the Board may meet in the absence of members of management, or the independent directors may hold in camera sessions at which neither the former executive directors, not yet considered independent, nor the officers of the Corporation are in attendance. The Compensation Committee is also composed entirely of independent directors who hold meetings from time to time and makes recommendations to the Board on matters pertaining to their mandate.

The Board has adopted a written mandate, a copy of which is available on the Corporation’s website at www.bitfarms.com and under the Corporation’s SEDAR profile at www.sedar.com. The Board has not adopted written position descriptions for the Chair of the Board or the committee chairs on the basis that the roles are well understood by all of the directors. The Board has also not adopted a written position description for the Chief Executive Officer on the same basis, however, the Board has developed corporate goals and objectives for the Chief Executive Officer by setting out key responsibilities.

Directorships

Certain of the directors and proposed directors of the Corporation are also current directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Other reporting issuer (or equivalent in a foreign jurisdiction)	Trading Market
Nicolas Bonta	N/A	N/A
Andres Finkielsztain	Goldmoney Inc. Mene Inc.	TSX: XAU TSXV: MENE and USA (OTC): MENEF
Emiliano J. Grodzki	N/A	N/A
Edith Hofmeister	Osisko Gold Royalties Nighthawk Gold Corp. Prime Mining Corp.	TSX: OR and NYSE: OR TSX: NHK TSX.V: PRYM / OTCQX: PRMNF / FRA: O4V3
Brian Howlett	Hemlo Explorers Inc. Nighthawk Gold Corp	TSXV: HMLO TSX: NHK
Pierre Seccareccia (1)	N/A	N/A

Notes:

(1)	Pierre Seccareccia is not standing for re-election at the Meeting.

Please refer to “Business of the Meeting – Election of Directors”.

Orientation and Continuing Education

The Corporation, led by the Governance and Nominating Committee, is currently looking to establish a plan for the formal orientation and education program for new and existing Board members. However, it is expected that sufficient information (such as recent financial statements, annual information form, and various other operating, property and budget reports) will be provided to new Board members to ensure that new directors are familiarized with the Corporation’s business and the procedures of the Board. In addition, new directors are encouraged to visit and meet with management on a regular basis, and new directors receive a copy of the Corporation’s Corporate Governance policies to familiarize themselves with the Corporation’s rules and procedures. The Corporation will also encourage continuing education of its directors and officers, where appropriate, in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Corporation. The Board’s continuing education will also consist of correspondence with the Corporation’s legal counsel to remain up to date with developments in relevant corporate and securities law matters.

Ethical Business Conduct

The Board has adopted a written code of business conduct and ethics (the “Code of Business Conduct and Ethics”) to encourage and promote a culture of ethical business conduct amongst the directors, officers, employees and consultants of the corporation. The Code of Business Conduct and Ethics is available on the Corporation’s website at bitfarms.com, and copies are available upon written request from the Vice President and Corporate Secretary of the Corporation at legal@bitfarms.com. The Board is responsible for ensuring compliance with the Code of Business Conduct and Ethics. There have been no departures therefrom since its adoption.

In addition to the Corporation’s Code of Business Conduct and Ethics, the Board has adopted a series of corporate policies which include a Securities Trading Policy, Disclosure and Confidentiality Policy, Anti-Bribery and Anti-Corruption Policy, and a Whistleblower Policy. The Board also relies on director adherence to the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest will ensure that the Board operates independently of management and in the best interests of the Corporation.

Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, as some of the directors and proposed directors of the Corporation also serve as directors and officers of other companies engaged in similar business activities, directors must comply with the conflict of interest provisions of the OBCA, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest.

Any interested director will be required to declare the nature and extent of his or her interest and will not be entitled to vote at meetings of directors at which matters that give rise to such a conflict of interest are considered.

A copy of the Corporation’s Code of Business Conduct and Ethics is available on the Corporation’s website at https://bitfarms.com/company/corporate-governance, and under the Corporation’s SEDAR profile at www.sedar.com. The Corporation believes that it has adopted corporate governance procedures and policies that encourage ethical behaviour by directors, officers and employees.

Board Committees

The Board currently has five committees:

●	Audit Committee;

●	Governance and Nominating Committee;

●	Compensation Committee;

●	Environmental and Social Responsibility Committee; and

●	Strategic Advisory Committee.

The members of the Audit Committee are provided in this Circular under the heading “Audit Committee” above, and the members of the other committees are provided below. The Board has adopted the Audit Committee Charter, which is attached as Schedule “A” to this Circular. Copies of the charters for the other Board committees are available on the Corporation’s website at www.bitfarms.com and under the Corporation’s SEDAR profile at www.sedar.com.

Governance and Nominating Committee

The Governance and Nominating Committee is responsible for: (i) assisting management in developing responsible corporate governance policies and practices for the Corporation; (ii) overseeing adherence to corporate governance rules, policies and principles; (iii) identifying individuals qualified to be nominated as directors; (iv) evaluating the performance and effectiveness of the Board and its committees; and (v) overseeing compliance with the Corporation’s Code of Business Conduct and Ethics. The current members of the Governance and Nominating Committee are Edith Hofmeister (Chair), Andres Finkielsztain, Emiliano Grodzki, and Brian Howlett.

Compensation Committee

The Corporation’s Compensation Committee is responsible for ensuring that the Corporation has in place an appropriate plan for executive compensation and for making recommendations with respect to the compensation of the Board and the Corporation’s executive officers. The Board ensures that compensation paid to NEOs and executives is fair, reasonable, and consistent with the Corporation compensation policies and best practices.

The current members of the Compensation Committee are Andres Finkielsztain (Chair), Brian Howlett, and Pierre Seccareccia. The strategy of the Compensation Committee is described in further in the “Statement of Executive Compensation” section above.

Environmental and Social Responsibility Committee

The Corporation has recently created an Environmental and Social Responsibility Committee, which is responsible for assisting the Board in overseeing the Corporation’s programs, policies and practices relating to health and safety, environmental sustainability and corporate social responsibility. The current members of the Environmental and Social Responsibility Committee are Edith Hofmeister (Chair), Andres Finkielsztain, Emiliano Grodzki, and Brian Howlett.

Strategic Advisory Committee

The Corporation has recently appointed a Strategic Advisory Committee for the purposes of assisting the Board of Directors in discharging its duties with respect to the development and implementation of the Corporation’s strategic plans and the risks associated with such plans. While it is management’s responsibility to develop the Corporation’s strategic plans, the Strategic Advisory Committee fosters a cooperative, interactive and strategic planning process between the Board and management. The current members of the Strategic Advisory Committee are Brian Howlett (Chair), Andres Finkielsztain, Emiliano Grodzki, and Edith Hofmeister.

Other Board Committees

The Board has no committees other than those discussed above. The Board may establish additional committees depending on the needs of the Corporation.

Assessments

The Board assesses, on an annual basis, the contributions of the Board as a whole and each of the individual directors in order to determine whether each is functioning effectively. The Board satisfies itself that the Board, its committees, and its individual directors are performing effectively through ongoing informal assessments made and discussed at the meetings of the Board. The Board has also implemented a formal evaluation procedure whereby each director is required to fill out a skills and experience matrix pertaining to, among other things, the skills and experience of the director, and the performance of the director and the Board as a whole. The skills and experience matrix allows the Board to identify gaps in experience or skills on the Board and assists the Governance and Nominating Committee in making recommendations to the Board. The Board will also from time to time assess its policies, procedures and guidelines to ensure that they remain current and relevant.

Board Renewal & Diversity

The Corporation recognizes the benefits of promoting diversity among its employees, management team and Board of Directors to enhance organisational strength, problem solving ability and opportunity for innovation.

The Corporation is working diligently to put programs in place to improve its representation and retention of women and other underrepresented groups. On February 17, 2022, the Corporation adopted a written corporate diversity policy (the “Diversity Policy”) that sets out the Corporation’s objectives for shaping the composition of its Board, its workforce and management.

The Corporation’s current senior management and Board are composed of professionals from varying backgrounds and expertise and were selected on the belief that the Corporation and its stakeholders would benefit from such a broad range of talent and cumulative experience. Management periodically reviews the Corporation’s recruitment and selection practices at all levels to ensure they are appropriately structured so that a diverse range of candidates are considered and that there are no conscious or unconscious biases that might discriminate against certain candidates. Management will lead the implementation of the Diversity Policy by regarding it as a key business issue and an essential part of the Corporation’s daily business activities. Furthermore, management will annually report to the Board on the number and proportion, in percentage terms, of women in the executive and management teams of the Corporation and in the Board of its subsidiaries. The Corporation will conduct regular reviews of its workforce diversity and take steps to ensure that the diversity and inclusion objectives set out in the Diversity Policy are met.

While the Board considers merit as the essential requirement for board and executive appointments, in 2022, and in order to comply with Nasdaq’s continued listing requirements, including, in particular, Nasdaq Listing Rules 5605 and 5606 (the “Nasdaq Board Diversity Rule”), the Board had set a target of having at least one female director on or before August 7, 2023. On November 16, 2022, the Board appointed Mrs. Edith Hofmeister to the Board.

According to the Nasdaq Board Diversity Rule, the Corporation shall disclose in its documents for the annual meeting of shareholders, a board-level diversity disclosure. As of April 4, 2023, the following is the Corporation’s Board Diversity Matrix:

Board Diversity Matrix for	BITFARMS LTD.
As of	April 4, 2023
Total Number of Directors	6
Part I: Gender Identity	Female	Male	Non - Binary	Did not Disclose Gender
Directors	1	5	-	-
Part II: Demographic Background
African American or Black	-	-	-	-
Alaskan Native of American Indian	-	-	-	-
Asian	-	-	-	-
Hispanic or Latinx	-	3	-	-
Native Hawaiian of Pacific Islander	-	-	-	-
White	1	2	-	-
Two or More Races or Ethnicities	-	-	-	-
LGBTQ+	-	-	-	-
Did Not Disclose Demographic Background	-	-	-	-

The Corporation has not adopted term limits or other mechanisms of Board renewal as it takes the view that they may result in directors who have accumulated valuable industry experience being forced to leave their position arbitrarily. The Corporation believes that directors should be assessed based on their ability to continue to make a meaningful contribution to the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, or employee of the Corporation or any of its subsidiaries, former director, executive officer, or employee of the Corporation or any of its subsidiaries, or any associate of any of the foregoing, has during the year ended December 31, 2022, or any time from December 31, 2022 to the date of this Circular, (i) been indebted to the Corporation or any of its subsidiaries, or (ii) had any indebtedness to another entity at any time during its last completed fiscal year which has been the subject of a guarantee, support agreement, letter of credit, or other similar arrangement provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, no director, executive officer or Shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates or such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person or a company other than the directors or executive officers of the Corporation.

ADDITIONAL INFORMATION

The Corporation will provide to any Shareholder, upon written request to the Chief Financial Officer of the Corporation at 18 King Street East, Suite 902, Toronto, ON M5C 1C4, telephone: (514) 691-6228, a copy of:

(a)	the consolidated financial statements of the Corporation for its most recently completed financial year, together with the management’s discussion and analysis of such financial results and the auditor’s report thereon, and one copy of any interim financial statements subsequent to the financial statements of the Corporation that have been filed for any period after the end of its most recently completed financial year; and

(b)	this Circular.

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information about the Corporation may be found in the Corporation’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial period.

APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.

DATED this 4th day of April, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Nicolas Bonta”

Nicolas Bonta
Chairman of the Board of Directors

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE CHARTER

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Bitfarms Ltd. (“Bitfarms Canada” or the “Corporation”).

1.0	Mandate

The Committee shall:

(a)	assist the Board in its oversight role with respect to the quality and integrity of the financial information;

(b)	assess the effectiveness of the Corporation’s risk management and compliance practices;

(c)	assess the independent auditor’s performance, qualifications and independence;

(d)	assess the performance of the Corporation’s internal audit function;

(e)	ensure the Corporation’s compliance with legal and regulatory requirements; and

(f)	prepare such reports of the Committee required to be included in any Management Information Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

2.0	Composition and Membership

The committee shall be composed of not less than three members, each of whom shall be a director of the Corporation. A majority of the members of the Committee shall not be an officer or employee of the Corporation. All members shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.

Each member of the Committee shall be financially literate as such qualification is interpreted by the Board of Directors in its business judgment.

Members of the Committee shall be appointed or reappointed at the annual meeting of the Corporation and in the normal course of business will serve a minimum of three years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a Director. The Board of Directors may fill a vacancy that occurs in the Committee at any time.

The Board of Directors or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the annual meeting of the Corporation a Chair among their number. The Chair shall not be a former Officer of the Corporation. Such Chair shall serve as a liaison between members and senior management.

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The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members therefore provided that:

(a)	a quorum for meetings shall be at least three members;

(b)	the Committee shall meet at least quarterly;

(c)	notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;

(d)	a resolution in writing signed by all directors entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.

The Committee shall report to the Board of Directors on its activities after each of its meetings. The Committee shall review and assess the adequacy of this charter annually and, where necessary, will recommend changes to the Board of Directors for its approval. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee or any other designated member of the Committee.

4.0	Duties and Responsibilities

4.1	Oversight of the Independent Auditor

(a)	Sole authority to appoint or replace the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between Management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Committee.

(b)	Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor.

(c)	Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor’s engagement with the Corporation, and (ii) considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(d)	Obtain and review a report from the independent auditor at least annually regarding: the independent auditor’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Corporation.

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(e)	Review and discuss with Management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

(f)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

(g)	Review as necessary policies for the Corporation’s hiring of partners, employees or former partners and employees of the independent auditor.

4.2	Financial Reporting

(a)	Review and discuss with Management and the independent auditor the annual audited financial statements prior to the publication of earnings.

(b)	Review and discuss with Management the Corporation’s annual and quarterly disclosures made in Management’s Discussion and Analysis. The Committee shall approve any reports for inclusion in the Corporation’s Annual Report, as required by applicable legislation.

(c)	Review and discuss with Management and the independent auditor management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation report on management’s assessment.

(d)	Review and discuss with Management the Corporation’s quarterly financial statements prior to the publication of earnings.

(e)	Review and discuss with Management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Corporation’s financial statements, including any significant changes in the Corporation’s selection or application of accounting principles, any major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies.

(f)	Review and discuss with Management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and Management, such as any management letter or schedule of unadjusted differences.

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(g)	Discuss with the independent auditor at least annually any “Management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Corporation.

(h)	Review and discuss with Management and the independent auditor at least annually any significant changes to the Corporation’s accounting principles and practices suggested by the independent auditor, internal audit personnel or Management.

(i)	Discuss with Management the Corporation’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

(j)	Review and discuss with Management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

(k)	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

(l)	Review disclosures made by the Corporation’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving Management or other employees who have a significant role in the Corporation’s internal controls.

(m)	Discuss with the Corporation’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Corporation or any of its subsidiaries from regulators or governmental agencies.

4.3	Oversight of Risk Management

(a)	Review and approve periodically Management’s risk philosophy and risk management policies.

(b)	Review with Management at least annually reports demonstrating compliance with risk management policies.

(c)	Review with Management the quality and competence of Management appointed to administer risk management policies.

(d)	Review reports from the independent auditor at least annually relating to the adequacy of the Corporation’s risk management practices together with Management’s responses.

(e)	Discuss with Management at least annually the Corporation’s major financial risk exposures and the steps Management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies.

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4.4	Oversight of Regulatory Compliance

(a)	Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b)	Discuss with Management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation’s financial statements or accounting.

(c)	Meet with the Corporation’s regulators, according to applicable law.

(d)	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

5.0	Funding for the Independent Auditor and Retention of Other Independent Advisors

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall also have the authority to retain and, at Bitfarms Canada’s expense, to set and pay the compensation for such other independent counsel and other advisors as it may from time to time deem necessary or advisable for its purposes. The Committee also has the authority to communicate directly with internal and external auditors.

6.0	Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

1.	The Corporation shall inform employees on the Corporation’s intranet, if there is one, or via a newsletter or e-mail that is disseminated to all employees at least annually, of the officer (the “Complaints Officer”) designated from time to time by the Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

2.	The Complaints Officer shall be informed that any complaints or submissions so received must be kept confidential and that the identity of employees making complaints or submissions shall be kept confidential and shall only be communicated to the Committee or the Chair of the Committee.

3.	The Complaints Officer shall be informed that he or she must report to the Committee as frequently as such Complaints Officer deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Committee called to approve interim and annual financial statements of the Corporation.

4.	Upon receipt of a report from the Complaints Officer, the Committee shall discuss the report and take such steps as the Committee may deem appropriate.

5.	The Complaints Officer shall retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

5

7.0	Procedures for Approval of Non-Audit Services

1.	The Corporation’s external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:

(a)	bookkeeping or other services related to the Corporation’s accounting records or financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions;

(g)	human resources;

(h)	broker or dealer, investment adviser or investment banking services;

(i)	legal services;

(j)	expert services unrelated to the audit; and

(k)	any other service that the Canadian Public Accountability Board determines is impermissible.

2.	In the event that the Corporation wishes to retain the services of the Corporation’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Committee as a whole.

3.	The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

8.0	Reporting

The Chair will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Committee will annually review and approve the Committee’s report for inclusion in the Annual Information Form. The Secretary will circulate the minutes of each meeting of the Committee to the members of the Board.

9.0	Access to Information and Authority

The Committee will be granted unrestricted access to all information regarding Bitfarms Canada that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members.

10.0	Review of Charter

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Dated:	June 12, 2019
Approved by:	Board of Directors

6

SCHEDULE “B”

LONG TERM INCENTIVE PLAN

BITFARMS LTD.

LONG TERM INCENTIVE PLAN

Effective Date: March 3, 2022

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SECTION 9 ADMINISTRATION		18
9.1	Board or Committee	18
9.2	Appointment of Committee	18
9.3	Quorum and Voting	18
9.4	Powers of Committee	18
9.5	Administration by Committee	19
9.6	Interpretation	20
9.7	Foreign Award Recipients	20

SECTION 10 APPROVALS AND AMENDMENT		21
10.1	Shareholder Approval of Plan	21
10.2	Amendment of Option or RSU or Plan	21

SECTION 11 CONDITIONS PRECEDENT TO ISSUANCE OF OPTIONS AND SHARES		22
11.1	Compliance with Laws	22
11.2	Obligation to Obtain Regulatory Approvals	23
11.3	Inability to Obtain Regulatory Approvals	23

SECTION 12 ADJUSTMENTS AND TERMINATION		23
12.1	Termination of Plan	23
12.2	No Grant During Suspension of Plan	23
12.3	Alteration in Capital Structure	23
12.4	Triggering Events	24
12.5	Notice of Termination by Triggering Event	25
12.6	Determinations to be Made By Committee	25

SECTION 13 GENERAL TERMS APPLICABLE TO AWARDS		25
13.1	Forfeiture Events	25
13.2	Awards may be granted separately or together	25
13.3	Non-transferability of awards	26
13.4	Conditions and restrictions upon securities subject to awards	26
13.5	Share certificates	26
13.6	Conformity to plan	26
13.7	Performance evaluation; adjustment of goals	26
13.8	Adjustment of performance-based awards	27

SECTION 14 MISCELLANEOUS		27
14.1	No right as shareholder	27
14.2	No trust or fund created.	27
14.3	No representations or covenants with respect to tax qualification; Section 409A	27

Appendix A UNITED STATES SUBPLAN PLAN PROVISIONS APPLICABLE TO U.S. TAXPAYERS		A-1
Appendix B BITFARMS LTD. LONG TERM INCENTIVE PLAN - OPTION CERTIFICATE		B-1

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BITFARMS LTD.

LONG TERM INCENTIVE PLAN

SECTION 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

As used herein, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the meanings set forth below:

(a)	“Administrator” means such Executive or Employee of the Company as may be designated as Administrator by the Committee from time to time, if any.

(b)	“Associate” means, where used to indicate a relationship with any person:

(i)	any relative, including the spouse of that person or a relative of that person’s spouse, where the relative has the same home as the person;

(ii)	any partner, other than a limited partner, of that person;

(iii)	any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity; and

(iv)	any corporation of which such person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the corporation.

(c)	“Award” means any award of Restricted Share Units or Options granted under this Plan.

(d)	“Award Agreement” means any written agreement, contract, or other instrument or document, including an electronic communication, as may from time to time be designated by the Company as evidencing any Award granted under this Plan.

(e)	“Award Holder” means Option Holder or RSU Holder, as applicable.

(f)	“Black-Out” means a restriction imposed by the Company on all or any of its directors, officers, employees, insiders or persons in a special relationship whereby they are to refrain from trading in the Company’s securities until the restriction has been lifted by the Company.

(g)	“Board” means the board of directors of the Company.

(h)	“Change of Control” means an occurrence when either:

(i)	a Person or Entity, other than the current “control person” of the Company (as that term is defined in the Securities Act), becomes a “control person” of the Company; or

(ii)	a majority of the directors elected at any annual or extraordinary general meeting of shareholders of the Company are not individuals nominated by the Company’s then-incumbent Board.

(i)	“Committee” means a committee of the Board appointed in accordance with this Plan or if no such committee is appointed, the Board itself.

(j)	“Company” means Bitfarms Ltd.

(k)	“Consultant” means an individual who:

(i)	is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Company or any Subsidiary other than services provided in relation to a “distribution” (as that term is described in the Securities Act);

(ii)	provides the services under a written contract between the Company or any Subsidiary and the individual;

(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or any Subsidiary; and

(iv)	has a relationship with the Company or any Subsidiary that enables the individual to be knowledgeable about the business and affairs of the Company or is otherwise permitted by applicable Regulatory Rules to be granted Options as a Consultant or as an equivalent thereof.

(l)	“Disability” means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months, and which causes an individual to be unable to engage in any substantial gainful activity, or any other condition of impairment that the Committee, acting reasonably, determines constitutes a disability.

(m)	“Disinterested Shareholder Approval” means the approval of a majority of shareholders of the Company voting at a duly called and held meeting of such shareholders, excluding votes of Insiders to whom Options may be granted under the Plan

(n)	“Employee” means:

(i)	an individual who works full-time or part-time for the Company or any Subsidiary and such other individual as may, from time to time, be permitted by applicable Regulatory Rules to be granted Options or RSUs as an employee or as an equivalent thereto; or

(ii)	an individual who works for the Company or any Subsidiary either full-time or on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or any Subsidiary over the details and methods of work as an employee of the Company or any Subsidiary, but for whom income tax deductions are not made at source and who receives at least fifty percent (50%) of their income in a calendar year from the Company.

(o)	“Exchange” means the Toronto Stock Exchange, being the stock exchange on which the Shares may be listed from time to time.

(p)	“Exchange Act” means the United States Securities Exchange Act of 1934.

(q)	“Executive” means an individual who is a director or officer of the Company.

(r)	“Exercise Notice” means the written notice of the exercise of an Option, in the form set out as Schedule “B” of Appendix B hereto with respect to Options granted to Employees, Executives and Consultants in Canada, duly executed by the Option Holder.

(s)	“Exercise Period” means the period during which a particular Option may be exercised and is the period from and including the Grant Date through to and including the Expiry Time on the Expiry Date provided, however, that no Option can be exercised unless and until all necessary Regulatory Approvals have been obtained.

(t)	“Exercise Price” means the price at which an Option is exercisable as determined in accordance with Section 5.3.

(u)	“Expiry Date” means the date the Option or RSU, as applicable, expires as set out in the Option Certificate or Award Agreement or as otherwise determined in accordance with Sections 5.4, 6.2, 6.3, 6.4 or 12.4.

(v)	“Expiry Time” means the time the Option or RSU, as applicable, expires on the Expiry Date, which is 5:00 p.m. local time in Toronto, Ontario on the Expiry Date.

(w)	“Grant Date” means the date on which the Committee grants a particular Option or RSU, which is the date the Option or RSU comes into effect provided however that no Option or RSU can be exercised unless and until all necessary Regulatory Approvals have been obtained.

(x)	“Insider” means an insider as that term is defined in the Securities Act;

(y)	“Market Value” means the market value of the Shares as determined in accordance with Section 5.3.

(z)	“Option” means an incentive share purchase option granted pursuant to this Plan entitling the Option Holder to purchase Shares of the Company and any options to purchase Shares of the Company granted under any subplan.

(aa)	“Option Certificate” means the certificate, in substantially the form set out as Schedule “A” of Exhibit B hereto, evidencing the Option with respect to Options granted to Employees, Executives and Consultants located in Canada.

(bb)	“Option Holder” means a Participant who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such Participant.

(cc)	“Outstanding Issue” means the number of Shares that are outstanding (on a non-diluted basis) immediately prior to the Share issuance or grant of Option or RSU in question.

(dd)	“Participant” means any Employee, Executive or Consultant eligible to receive an Award under this Plan.

(ee)	“Person or Entity” means an individual, natural person, corporation, government or political subdivision or agency of a government, and where two or more persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such partnership, limited partnership, syndicate or group shall be deemed to be a Person or Entity.

(ff)	“Personal Representative” means:

(i)	in the case of a deceased Option Holder or RSU Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii)	in the case of an Option Holder or RSU Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder or RSU Holder.

(gg)	“Plan” means this long term incentive plan as from time to time amended.

(hh)	“Regulatory Approvals” means any necessary approvals of the Regulatory Authorities as may be required from time to time for the implementation, operation or amendment of this Plan or for the Options or RSUs granted from time to time hereunder.

(ii)	“Regulatory Authorities” means all organized trading facilities on which the Shares are listed, and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company, this Plan or the Options or RSUs granted from time to time hereunder.

(jj)	“Regulatory Rules” means all corporate and securities laws, regulations, rules, policies, notices, instruments and other orders of any kind whatsoever which may, from time to time, apply to the implementation, operation or amendment of this Plan or the Options or RSUs granted from time to time hereunder including, without limitation, those of the applicable Regulatory Authorities.

(kk)	“Restricted Share Unit” or “RSU” means a right awarded to a Participant to receive a payment in Shares as provided in Section 8 hereof and subject to the terms and conditions of this Plan and the applicable Award Agreement.

(ll)	“Restriction Period” means the time period between the Grant Date and the date of vesting of an Award of RSUs specified by the Board in the applicable Award Agreement, which period shall not be less than 12 months, provided the Board may, in its discretion, permit earlier vesting, no sooner than quarterly, of the RSUs.

(mm)	“RSU Holder” means a Participant who holds an unexercised and unexpired RSU or, where applicable, the Personal Representative of such Participant.

(nn)	“Securities Act” means the Securities Act (Ontario), R.S.O. 1990, c. S.5 as from time to time amended.

(oo)	“Share” or “Shares” means, as the case may be, one or more common shares without par value in the capital stock of the Company.

(pp)	“Subsidiary” means a wholly-owned or controlled subsidiary corporation of the Company.

(qq)	“Termination Date” means the effective date of termination of employment of a Participant.

(rr)	“Triggering Event” means the consummation of any one of the following:

(i)	the dissolution, liquidation or wind-up of the Company;

(ii)	a merger, amalgamation, arrangement or reorganization of the Company with one or more corporations as a result of which, immediately following such event, the shareholders of the Company as a group, as they were immediately prior to such event, are expected to hold less than a majority of the outstanding capital stock of the surviving corporation;

(iii)	the acquisition of all or substantially all of the issued and outstanding shares of the Company by one or more Persons or Entities;

(iv)	a Change of Control of the Company;

(v)	the sale or other disposition of all or substantially all of the assets of the Company; or

(vi)	a material alteration of the capital structure of the Company which, in the opinion of the Committee, is of such a nature that it is not practical or feasible to make adjustments to this Plan or to the Options or RSUs granted hereunder to permit the Plan and Options or RSUs granted hereunder to stay in effect.

(ss)	“TSX” means the Toronto Stock Exchange.

(tt)	“Vest” or “Vesting” means that a portion of the Option or RSU granted to the Option Holder or RSU Holder which is available to be exercised by the Option Holder or RSU Holder at any time and from time to time.

1.2	Choice of Law

The Plan is established under, and the provisions of the Plan shall be subject to and interpreted and construed in accordance with, the laws of the Province of Ontario. The Company and each Option Holder and RSU Holder hereby attorn to the jurisdiction of the Courts of Ontario.

1.3	Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

SECTION 2
GRANT OF AWARDS

2.1	Grant of Awards

The Committee shall, from time to time in its sole discretion, grant Options or RSUs to such Employees, Executives or Consultants and on such terms and conditions as are permitted under this Plan.

2.2	Record of Awards Grants

The Committee shall be responsible to maintain a record of all Options and RSUs granted under this Plan and such record shall contain, in respect of each Option and RSU:

(a)	the name and address of the Option Holder or RSU Holder;

(b)	the category (Executive, Employee or Consultant) under which the Option or RSU was granted to him, her or it;

(c)	the Grant Date and Expiry Date of the Option or RSU;

(d)	the number of Shares which may be acquired on the exercise of the Option and, if applicable, the Exercise Price of the Option;

(e)	the vesting and other additional terms, if any, attached to the Option or RSU; and

(f)	the particulars of each and every time the Option or RSU is exercised or settled.

2.3	Effect of Plan

All Options and RSUs granted pursuant to the Plan shall be subject to the terms and conditions of the Plan notwithstanding the fact that the Option Certificates or Award Agreements issued in respect thereof do not expressly contain such terms and conditions but instead incorporate them by reference to the Plan. The Option Certificates and Award Agreements will be issued for convenience only and in the case of a dispute with regard to any matter in respect thereof, the provisions of the Plan and the records of the Company shall prevail over the terms and conditions in the Option Certificate or Award Agreement, save and except as noted below. Each Option or RSU will also be subject to, in addition to the provisions of the Plan, the terms and conditions contained in the schedules, if any, attached to the Option Certificate or Award Agreement for such Option or RSU, as applicable and any subplans applicable to such Award. Should the terms and conditions contained in such schedules or subplans be inconsistent with the provisions of the Plan, such terms and conditions will supersede the provisions of the Plan.

SECTION 3

PURPOSE AND PARTICIPATION

3.1	Purpose of Plan

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Executives, Employees and Consultants, to incentivize such individuals to contribute toward the long term goals of the Company, and to encourage such individuals to acquire Shares of the Company as long term investments.

3.2	Participation in Plan

The Committee shall, from time to time and in its sole discretion, determine those Executives, Employees and Consultants, if any, to whom Options and RSUs are to be granted.

3.3	Limits on Option Grants

If the Company is listed on the Exchange, the following limitations shall apply to the Plan and all Options thereunder so long as such limitations are required by the Exchange:

(a)	the maximum number of Options which may be granted to any one Option Holder under the Plan within any 12-month period shall be 5% of the Outstanding Issue (unless the Company has obtained Disinterested Shareholder Approval as required by the Exchange);

(b)	with respect to Section 5.1, the Expiry Date of an Option shall be no later than the tenth anniversary of the Grant Date of such Option;

(c)	the maximum number of Options which may be granted to any one Consultant within any 12-month period must not exceed 2% of the Outstanding Issue;

(d)	the maximum number of Options which may be granted within any 12-month period to Employees or Consultants engaged in investor relations activities must not exceed 2% of the Outstanding Issue and such Options must Vest in stages over 12 months with no more than 25% of the Options vesting in any three month period;

(e)	The aggregate number of Shares issued to insiders within any 12 month period, or issuable to insiders at any time, under the Plan and any other security based compensation arrangement of the Company, may not exceed ten percent (10%) of the total number of issued and outstanding Shares during any such period of time; and

such limitation will not be an amendment to this Plan requiring the Option Holders’ consent under Section 10.2 of this Plan.

3.4	Limits on RSU Grants

With respect to RSUs:

(a)	The total number of Shares issuable pursuant to RSUs to any Participant under this Plan shall not exceed one and one half percent (1.5%) of the issued and outstanding Shares at the time of the Award;

(b)	The total number of Shares issuable to any Participant pursuant to RSUs under this Plan shall not, in the aggregate, exceed two and one half percent (2.5%) of the issued and outstanding Shares in any twelve month period; and

(c)	The maximum aggregate number of Shares issuable under this Plan pursuant to RSUs shall not exceed ten million (10,000,000) at any one time; and

(d)	Employees, Executives and Consultants performing investor relations activities may receive only Options as Awards under this Plan.

3.5	Notification of Grant

Following the granting of an Award, the Administrator shall, within a reasonable period of time, notify the Option Holder or RSU Holder in writing of the grant and shall enclose with such notice the Option Certificate or Award Agreement representing the Option or RSU, as applicable, so granted. In no case will the Company be required to deliver an Option Certificate or Award Agreement to an Option Holder or RSU Holder until such time as the Company has obtained all necessary Regulatory Approvals for the grant of the Option or RSU.

3.6	Copy of Plan

Each Option Holder and RSU Holder, concurrently with the notice of the grant of the Option or RSU, shall be provided with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder and RSU Holder.

3.7	Limitation on Service

The Plan does not give any Option Holder or RSU Holder that is an Executive the right to serve or continue to serve as an Executive of the Company or any Subsidiary, nor does it give any Option Holder or RSU Holder that is an Employee or Consultant the right to be or to continue to be employed or engaged by the Company or any Subsidiary.

3.8	No Obligation to Exercise

Option Holders and RSU Holders shall be under no obligation to exercise Options or RSUs granted under this Plan.

3.9	Agreement

The Company and every Option Holder and RSU Holder granted an Option or RSU hereunder shall be bound by and subject to the terms and conditions of this Plan. By accepting an Option or RSU granted hereunder, the Option Holder or RSU Holder has expressly agreed with the Company to be bound by the terms and conditions of this Plan. In the event that the Option Holder or RSU Holder receives their Options or RSUs pursuant to an oral or written agreement with the Company or a Subsidiary, whether such agreement is an employment agreement, consulting agreement or any other kind of agreement of any kind whatsoever, the Option Holder or RSU Holder acknowledges that in the event of any inconsistency between the terms relating to the grant of such Options and RSUs in that agreement and the terms attaching to the Options or RSUs as provided for in this Plan, the terms provided for in this Plan shall prevail and the other agreement shall be deemed to have been amended accordingly.

3.10	Notice

Any notice, delivery or other correspondence of any kind whatsoever to be provided by the Company to an Option Holder or RSU Holder will be deemed to have been provided if provided to the last home address, fax number or email address of the Option Holder or RSU Holder in the records of the Company and the Company shall be under no obligation to confirm receipt or delivery.

3.11	Representation to the Exchange

As a condition precedent to the issuance of an Option or RSU, the Company must be able to represent to the Exchange as of the Grant Date that the Option Holder or RSU Holder, as applicable, is a bona fide Executive, Employee or Consultant of the Company or any Subsidiary. Both the Company and the Option Holder or RSU Holder are responsible for confirming that that the Option Holder or RSU Holder is a bona fide Employee, Executive or Consultant, as the case may be.

SECTION 4

NUMBER OF SHARES UNDER PLAN

4.1	Board to Approve Issuance of Shares

The Board shall approve by resolution the issuance of all Shares to be issued to Option Holders or RSU Holders upon the exercise of Options or RSUs, such authorization to be deemed effective as of the Grant Date of such Options or RSUs regardless of when it is actually done. The Board shall be entitled to approve the issuance of Shares in advance of the Grant Date, retroactively after the Grant Date, or by a general approval of this Plan.

4.2	Number of Shares

Subject to adjustment as provided for herein, the aggregate number of Shares which will be available for purchase pursuant to Options and RSUs granted pursuant to this Plan and any other incentive plan of the Company pursuant to which common shares may be issued, will not exceed 10% of the issued and outstanding Shares as at the time of grant. If any Option or RSU expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of such expired or terminated Option or RSU shall again be available for the purposes of granting Options or RSUs pursuant to this Plan.

4.3	Fractional Shares

No fractional shares shall be issued upon the exercise of any Option or RSU and, if as a result of any adjustment, an Option Holder or RSU Holder would become entitled to a fractional share, such Option Holder or RSU Holder shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made for the fractional interest.

SECTION 5

TERMS AND CONDITIONS OF OPTIONS

5.1	Exercise Period of Option

Subject to Sections 5.4, 6.2, 6.3, 6.4 and 12.4, the Grant Date and the Expiry Date of an Option shall be the dates fixed by the Committee at the time the Option is granted and shall be set out in the Option Certificate or Award Agreement issued in respect of such Option.

5.2	Number of Shares Under Option

The number of Shares which may be purchased pursuant to an Option shall be determined by the Committee and shall be set out in the Option Certificate or Award Agreement issued in respect of the Option.

5.3	Exercise Price of Option

The Exercise Price at which an Option Holder may purchase a Share upon the exercise of an Option shall be determined by the Committee and shall be set out in the Option Certificate or Award Agreement issued in respect of the Option. The Exercise Price shall not be less than the Market Value of the Shares as of the Grant Date. The Market Value of the Shares for a particular Grant Date shall be determined as follows:

(a)	for each organized trading facility on which the Shares are listed, Market Value will be the closing trading price of the Shares on the day immediately preceding the Grant Date, and may be less than this price if it is within the discounts permitted by the applicable Regulatory Authorities;

(b)	if the Company’s Shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with Section 5.3(a) above for the primary organized trading facility on which the Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

(c)	if the Company’s Shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the Grant Date, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee; and

(d)	if the Company’s Shares are not listed on any organized trading facility, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arms’ length.

Notwithstanding anything else contained herein, in no case will the Market Value be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the Grant Date in question.

5.4	Termination of Option

Subject to such other terms or conditions that may be attached to Options granted hereunder, an Option Holder may exercise an Option in whole or in part at any time and from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of the Expiry Time on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Committee at the time the Option is granted as set out in the Option Certificate or Award Agreement and the date established, if applicable, in Sections 5.4(a) to (d) below or Sections 6.2, 6.3, 6.4, or 12.4 of this Plan:

(a)	Ceasing to Hold Office – Subject to subsection 5.4(b), in the event that the Option Holder holds his or her Option as an Executive and such Option Holder ceases to hold such position other than by reason of death or Disability, unless otherwise determined by the Committee and expressly provided for in the Option Certificate or Award Agreement:

(i)	any vested Options held by the Participant at the time of such termination shall expire on the date that is the earlier of the date that is one (1) year following the date of termination and the Expiry Date; and

(ii)	any unvested Options held by the Participant at the time of such termination shall be cancelled and forfeited upon the date of such termination;

(b)	Ceasing to Hold Office for Cause - In the event that the Option Holder holds his or her Option as an Executive and such Option Holder ceases to hold such position as a result of

(i)	ceasing to meet the qualifications set forth in the corporate legislation applicable to the Company;

(ii)	a special resolution having been passed by the shareholders of the Company removing the Option Holder as a director of the Company or any Subsidiary; or

(iii)	an order made by any Regulatory Authority having jurisdiction to so order;

then:

(iv)	any vested Options held by the Participant at the time of such termination shall expire on the date that is the earlier of the date that is ninety (90) days from the date of termination and the Expiry Date; and

(v)	any unvested Options held by the Participant at the time of such termination shall be cancelled and forfeited upon the date of such termination;

(c)	Termination of Employee or Consultant without Cause - In the event that the Option Holder holds his or her Option as an Employee or Consultant and such Option Holder ceases to hold such position other than for cause or by reason of death or Disability, unless otherwise determined by the Committee and expressly provided for in the Option Certificate or Award Agreement:

(i)	any vested Options held by the Participant at the time of such termination shall expire on the date that is the earlier of the date that is ninety (90) days following the date of termination and the Expiry Date; and

(ii)	any unvested Options held by the Participant at the time of such termination shall be cancelled and forfeited upon the date of such termination;

(d)	Termination of Employee or Consultant for Cause - In the event an Option Holder holds his or her Option as an Employee or Consultant and is terminated for cause, resigns their position, or ceases to remain as an Employee or Consultant by order made by any Regulatory Authority having jurisdiction to so order:

(i)	any vested Options held by the Participant at the time of such termination shall expire on the date that is the earlier of the date that is ninety (90) days from the date of termination and the Expiry Date; and

(ii)	any unvested Options held by the Participant at the time of such termination shall be cancelled and forfeited upon the date of such termination.

(e)	In the event that the Option Holder ceases to hold the position of Executive, Employee or Consultant for which the Option was originally granted, but comes to hold a different position as an Executive, Employee or Consultant prior to the expiry of the Option, the Committee may, in its sole discretion, choose to permit the Option to stay in place for that Option Holder with such Option then to be treated as being held by that Option Holder in his or her new position and such will not be considered to be an amendment to the Option in question requiring the consent of the Option Holder under Section 10.2 of this Plan. Notwithstanding anything else contained herein, in no case will an Option be exercisable later than the Expiry Date of the Option.

5.5	Vesting of Option and Acceleration

The vesting schedule for an Option, if any, shall be determined by the Committee and shall be set out in the Option Certificate or Award Agreement issued in respect of the Option. The Committee may elect, at any time, to accelerate the vesting schedule of one or more Options including, without limitation, on a Triggering Event, and such acceleration will not be considered an amendment to the Option in question requiring the consent of the Option Holder under Section 10.2 of this Plan.

5.6	Additional Terms

Subject to all applicable Regulatory Rules and all necessary Regulatory Approvals, the Committee may attach additional terms and conditions to the grant of a particular Option, such terms and conditions to be set out in a schedule attached to the Option Certificate or Award Agreement. The Option Certificates or Award Agreements will be issued for convenience only, and in the case of a dispute with regard to any matter in respect thereof, the provisions of this Plan and the records of the Company shall prevail over the terms and conditions in the Option Certificate or Award Agreement, save and except as noted below. Each Option will also be subject to, in addition to the provisions of the Plan, the terms and conditions contained in the schedules, if any, attached to the Option Certificate or Award Agreement for such Option. Should the terms and conditions contained in such schedules be inconsistent with the provisions of the Plan, such terms and conditions will supersede the provisions of the Plan.

SECTION 6
TRANSFERABILITY OF AWARDS

6.1	Non-transferable

Except as provided otherwise in this Section 6, Awards are non-assignable and non-transferable.

6.2	Death of Award Holder

In the event of the death of an Award Holder any Awards held by such Award Holder shall pass to the Personal Representative of the Award Holder and:

(a)	any vested Awards shall be exercisable by the Personal Representative on or before the date which is the earlier of one year following the date of death and the applicable Expiry Date; and

(b)	any unvested Awards shall continue to vest during the period following death and upon such vesting, may be exercised by the Personal Representative on or before the date which is the earlier of one year following the date of death and the applicable Expiry Date.

6.3	Disability of Award Holder

If the employment or engagement of an Award Holder as an Employee or Consultant or the position of an Award Holder as a director or officer of the Company or a Subsidiary is terminated by the Company by reason of Disability of Award Holder:

(a)	any vested Awards held by such Award Holder shall be exercisable by such Award Holder or by the Personal Representative on or before the date which is the earlier of one year following the termination of employment, engagement or appointment as a director or officer and the applicable Expiry Date; and

(b)	any unvested Awards shall be cancelled and/or forfeited immediately, unless the Award Holder has a Personal Representative capable of acting on behalf of the Award Holder, in which case the Awards shall continue to vest during the period following Disability of the Award Holder and upon such vesting, may be exercised by the Personal Representative on or before the date which is the earlier of one year following the date of death and the applicable Expiry Date.

6.4	Disability and Death of Award Holder

If an Award Holder has ceased to be employed, engaged or appointed as a director or officer of the Company or a Subsidiary by reason of such Award Holder’s Disability and such Award Holder dies within one year after the termination of such engagement:

(a)	Any vested Awards held by such Award Holder that could have been exercised immediately prior to his or her death shall pass to the Personal Representative of such Award Holder and shall be exercisable by the Personal Representative on or before the date which is the earlier of one year following the death of such Award Holder and the applicable Expiry Date; and

(b)	any unvested Awards shall continue to vest during the period following death and upon such vesting, may be exercised by the Personal Representative on or before the date which is the earlier of one year following the date of death and the applicable Expiry Date.

6.5	Vesting

Unless the Committee determines otherwise, Awards held by or exercisable by a Personal Representative shall, during the period prior to their termination, continue to Vest in accordance with any vesting schedule to which such Awards are subject.

Unless the Committee determines otherwise, Options issued pursuant to the Plan are generally subject to a vesting schedule as follows: (i) 1/3 upon the Grant Date; (ii) 1/3 upon the first anniversary of the Grant Date; and (iii) 1/3 upon the second anniversary of the Grant Date.

6.6	Deemed Non-Interruption of Engagement

Employment or engagement by the Company shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Award Holder’s right to re-employment or re-engagement by the Company is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Award Holder’s re-employment or re-engagement is not so guaranteed, then his or her employment or engagement shall be deemed to have terminated on the ninety-first day of such leave.

SECTION 7
EXERCISE OF AWARD

7.1	Exercise of Award

An Option or RSU may be exercised only by the Award Holder or the Personal Representative of any Award Holder. An Award Holder or the Personal Representative of any Award Holder may exercise an Option or RSU in whole or in part at any time and from time to time during the Exercise Period up to the Expiry Time on the Expiry Date by delivering to the Administrator the required Exercise Notice, and if applicable, the applicable Option Certificate or Award Agreement and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Shares then being purchased pursuant to the exercise of the Option. Notwithstanding anything else contained herein, Options and RSUs may not be exercised during Black-Outs unless the Committee determines otherwise.

7.2	Issue of Share Certificates

As soon as reasonably practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Award Holder a certificate for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate or Award Agreement surrendered, the Administrator shall also provide a new Option Certificate for the balance of Shares available under the Option or RSU to the Award Holder concurrent with delivery of the Share Certificate.

7.3	No Rights as Shareholder

Until the date of the issuance of the certificate for the Shares purchased pursuant to the exercise of an Award, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Award, unless the Committee determines otherwise. In the event of any dispute over the date of the issuance of the certificates, the decision of the Committee shall be final, conclusive and binding.

SECTION 8
RESTRICTED SHARE UNITS

8.1	Eligibility and participation

Subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant RSUs to eligible Participants. RSUs granted to a Participant shall be credited, as of the Grant Date, to the Participant’s account. The number of RSUs to be credited to each Participant shall be determined by the Committee in its sole discretion in accordance with this Plan. Each RSU shall, contingent upon the lapse of any restrictions, represent one (1) Share. The number of RSUs granted pursuant to an Award and the Restriction Period in respect of such RSU shall be specified in the applicable Award Agreement.

8.2	Restrictions

RSUs shall be subject to such restrictions as the Committee, in its sole discretion, may establish in the applicable Award Agreement, which restrictions may lapse separately or in combination at such time or times and on such terms, conditions and satisfaction of objectives as the Committee may, in its discretion, determine at the time an Award is granted.

8.3	Vesting

All RSUs will Vest and become payable by the issuance of Shares at the end of the Restriction Period if all applicable restrictions have lapsed, as such restrictions may be specified in the Award Agreement.

8.4	Change of Control

In the event of a Change of Control, all restrictions upon any RSUs shall lapse immediately and all such RSUs shall become fully vested in the Participant and will accrue to the Participant in accordance with Section 8.9 hereof.

8.5	Death

Other than as may be set forth in the applicable Award Agreement, upon the death of a Participant, any RSUs granted to such Participant which, prior to the Participant’s death, have not vested, will be immediately and automatically forfeited and cancelled without further action and without any cost or payment, and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever. Any RSUs granted to such Participant which, prior to the Participant’s death, had vested pursuant to the terms of the applicable Award Agreement will accrue to the Participant’s estate in accordance with Section 6.2 hereof.

8.6	Termination of employment or service

(a)	Where, in the case of Employees or Consultants, a Participant’s employment is terminated by the Company or a Subsidiary for cause, or consulting contract, subject to the applicable Award Agreement, is terminated as a result of the Consultant’s breach, all RSUs granted to the Participant under this Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date.

(b)	Where, in the case of Employees or Consultants, a Participant’s employment or consulting contract is terminated by the Company or a Subsidiary without cause, by voluntary termination or due to retirement by the Participant, all RSUs granted to the Participant under this Plan that have not vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date, provided, however, that any RSUs granted to such Participant which, prior to the Participant’s termination without cause, voluntary termination or retirement, had vested pursuant to the terms of the applicable Award Agreement will accrue to the Participant in accordance with Section 8.9 hereof.

(c)	Upon termination of a Participant’s employment with the Company or a Subsidiary, or upon termination of a Consultant’s contract, the Participant’s eligibility to receive further grants of Awards of RSUs under this Plan shall cease as of the Termination Date.

(d)	In the event that the RSU Holder ceases to hold the position of Executive, Employee or Consultant for which the RSU was originally granted, but comes to hold a different position as an Executive, Employee or Consultant prior to the expiry of the RSU, the Committee may, in its sole discretion, choose to permit the RSU to stay in place for that RSU Holder with such RSU then to be treated as being held by that RSU Holder in his or her new position and such will not be considered to be an amendment to the RSU in question requiring the consent of the RSU Holder under Section 10.2 of this Plan. Notwithstanding anything else contained herein, in no case will an RSU be exercisable later than the Expiry Date of the RSU.

8.7	Disability

Where, in the case of Employees or Consultants, a Participant becomes afflicted by a Disability, all RSUs granted to the Participant under this Plan will continue to Vest in accordance with the terms of such RSUs, provided, however, that no RSUs may be redeemed during a leave of absence. Where, in the case of Employees or Consultants, a Participant’s employment or consulting contract is terminated due to Disability, all RSUs granted to the Participant under this Plan that have not vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date, provided, however, that any RSUs granted to such Participant which, prior to the Participant’s termination due to Disability, had vested pursuant to terms of the applicable Award Agreement will accrue to the Participant in accordance with Section 8.9 hereof.

8.8	Cessation of directorship

Where, in the case of directors, a Participant ceases to be a director for any reason, any RSUs granted to the Participant under this Plan that have not yet vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the cessation date, provided, however, that any RSUs granted to such Participant which, prior to the cessation date for any reason, had vested pursuant to the terms of the applicable Award Agreement will accrue to the Participant in accordance with Section 8.9 hereof.

8.9	Payment of award

As soon as practicable after each vesting date of an Award of RSUs, and subject to the applicable Award Agreement, the Company shall issue from treasury to the Participant, or if Section 8.5 applies, to the Participant’s estate, a number of Shares equal to the number of RSUs credited to the Participant’s account that become payable on the vesting date. As of the vesting date, the RSUs in respect of which such Shares are issued shall be cancelled and no further payments shall be made to the Participant under this Plan in relation to such RSUs.

SECTION 9

ADMINISTRATION

9.1	Board or Committee

The Plan shall be administered by the Board, by a Committee of the Board appointed in accordance with Section 9.2 below, or by an Administrator appointed in accordance with Section 9.4(b).

9.2	Appointment of Committee

The Board may at any time appoint a Committee, consisting solely of two or more non-employee directors of the Board to administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. The Board shall have discretion whether or not it intends to comply with the exemption requirements of the Exchange Act Rule 16b-3. However, if the Board intends to satisfy such exemption requirements, with respect to any insider subject to Section 16 of the Exchange Act, the Committee shall be a compensation committee of the Board that at all times consists solely of two or more non-employee directors. Within the scope of such authority, the Board or the Committee may delegate to a committee of one or more members of the Board who are not non-employee directors the authority to grant Awards to eligible persons who are not then subject to Section 16 of the Exchange Act. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and appoint new members in their place, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan.

9.3	Quorum and Voting

A majority of the members of the Committee shall constitute a quorum and, subject to the limitations in this Section 9, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. Members of the Committee may vote on any matters affecting the administration of the Plan or the grant of Options or RSUs pursuant to the Plan, except that no such member shall act upon the granting of an Option or RSU to themselves (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee during which action is taken with respect to the granting of Options or RSUs to that member). The Committee may approve matters by written resolution signed by a majority of the quorum.

9.4	Powers of Committee

The Committee (or the Board if no Committee is in place) shall have the authority to do the following:

(a)	administer the Plan in accordance with its terms;

(b)	appoint or replace the Administrator from time to time;

(c)	hire an employee or engage a consultant to administrate the Plan;

(d)	determine all questions arising in connection with the administration, interpretation and application of the Plan, including all questions relating to the Market Value of the Shares;

(e)	correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(f)	prescribe, amend, and rescind rules and regulations relating to the administration of the Plan;

(g)	adopt terms and conditions, rules, and/or procedures (including the adoption of any subplan under this Plan) relating to the operation and administration of the Plan to accommodate requirements of local law and procedures for Employees, Executives and Consultants located in countries other than Canada or to qualify Awards for special tax treatment under laws of jurisdictions other than Canada;

(h)	determine the duration and purposes of leaves of absence from employment or engagement by the Company which may be granted to Option Holders or RSU Holders without constituting a termination of employment or engagement or cessation of service for purposes of the Plan;

(i)	do the following with respect to the granting of Options or RSUs, as applicable:

(i)	determine the Executives, Employees or Consultants to whom Options or RSUs shall be granted, based on the eligibility criteria set out in this Plan;

(ii)	determine the terms of the Option or RSU to be granted to an Option Holder or RSU Holder including, without limitation, the Grant Date, Expiry Date, Exercise Price and vesting schedule, as applicable (which need not be identical with the terms of any other Option or RSU);

(iii)	subject to any necessary Regulatory Approvals and Section 10.2, amend the terms of any Options or RSUs;

(iv)	determine when Options or RSUs shall be granted; and

(v)	determine the number of Shares subject to each Option or RSU;

(j)	accelerate the vesting schedule of any Option or RSU previously granted; and

(k)	make all other determinations necessary or advisable, in its sole discretion, for the administration of the Plan.

9.5	Administration by Committee

All determinations made by the Committee in good faith shall be final, conclusive and binding upon all persons. The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan.

9.6	Interpretation

The interpretation by the Committee of any of the provisions of the Plan and any determination by it pursuant thereto shall be final, conclusive and binding and shall not be subject to dispute by any Option Holder or RSU Holder. No member of the Committee or any person acting pursuant to authority delegated by it hereunder shall be personally liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Committee and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

9.7	Foreign Award Recipients.

Notwithstanding any provision of the Plan to the contrary, in order to comply with the provisions of local laws, regulations and practices and policies in countries other than Canada in which the Company and its Subsidiaries operate or have Employees, Executives or Consultants eligible for Awards, the Committee, in its sole discretion, will have the power and authority to: (a) determine which Subsidiaries will be covered by the Plan; (b) determine which individuals located in countries other than Canada are eligible to participate in the Plan; (c) as necessary or advisable under the circumstances, modify the terms and conditions of any Award granted to individuals located in countries other than Canada or foreign nationals located in Canada to comply with applicable foreign laws, policies, customs, and practices; (d) establish subplans and modify exercise procedures, vesting conditions, and other terms and procedures to the extent the Committee determines such actions to be necessary or advisable (and such subplans and/or modifications will be attached to this Plan as appendices, if necessary); and (e) take any action, before or after an Award is made, that the Committee determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards will be granted, that would violate any applicable Canadian securities law or any other applicable Canadian governing statute or law. The Committee’s decision to grant Awards to Employees, Executives or Consultants located in countries other than Canada or to establish subplans is entirely voluntary, and at the complete discretion of the Committee. The Committee may amend, modify or terminate any subplans at any time, and such amendment, modification or termination may be made without prior notice to the Participants. The Company and members of the Committee shall not incur any liability of any kind to any Participant as a result of any change, amendment or termination of any subplan at any time. The benefits and rights provided under any subplan or by any Award (x) are wholly discretionary and, although provided by the Company, do not constitute regular or periodic payments and (y) except as otherwise required under applicable laws, are not to be considered part of the Participant’s salary or compensation under the Participant’s employment with the Participant’s local employer for purposes of calculating any severance, resignation, redundancy or other end of service payments, vacation, bonuses, long-term service awards, indemnification, pension or retirement benefits, or any other payments, benefits or rights of any kind.

SECTION 10
APPROVALS AND AMENDMENT

10.1	Shareholder Approval of Plan

If required by a Regulatory Authority or by the Committee, this Plan may be made subject to the approval of a majority of the votes cast at a meeting of the shareholders of the Company or by a majority of votes cast by disinterested shareholders at a meeting of shareholders of the Company. If shareholder approval is required, any Options or RSUs granted under this Plan prior to such time will not be exercisable or binding on the Company unless and until such shareholder approval is obtained.

10.2	Amendment of Option or RSU or Plan

Subject to any requisite shareholder approval and any Regulatory Approvals set forth under Section 10.2(a) and (b) below, the Committee may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time; provided, however, that no such amendment or revision may, without the consent of the Option Holder or RSU Holder, in any manner adversely affect his rights under any Option or RSU theretofore granted under the Plan.

(a)	The Committee may, subject to receipt of requisite shareholder approval and Regulatory Approvals, make the following amendments to the Plan:

(i)	any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval;

(ii)	an extension of the term of an Option or RSU held by or benefiting an Insider;

(iii)	any change to the definition of the qualified Executives, Employees or Consultants which would have the potential of broadening or increasing Insider participation;

(iv)	the addition of any form of financial assistance;

(v)	any amendment to a financial assistance provision which is more favourable to qualified Executives, Employees and Consultants;

(vi)	the addition of a deferred or restricted share unit or any other provision which results in qualified Executives, Employees and Consultants receiving securities while no cash consideration is received by the Company;

(vii)	a discontinuance of the Plan; and

(viii)	any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to qualified Executives, Employees and Consultants, especially Insiders of the Company, at the expense of the Company and its existing shareholders.

(b)	The Committee may, subject to receipt of requisite Regulatory Approvals, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in Section 10.2(a) above including, without limitation:

(i)	amendments of a “housekeeping” or clerical nature;

(ii)	a change to the vesting provisions of a security or the Plan;

(iii)	amendments to reflect any requirements of any Regulatory Authorities to which the Company is subject, including the Exchange and the Nasdaq Stock Market;

(iv)	a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original Expiry Date;

(v)	a change in the exercise price of Options, provided that at least six months have elapsed since the later of the date of commencement of the term of the Option, the date the Shares commenced trading on the Exchange or the date the exercise price of the Option was last amended, and provided that Disinterested Shareholder Approval is obtained for any reduction in the exercise price if the Option Holder is an Insider (as such term is defined by the Exchange) of the Company at the time of such proposed reduction;

(vi)	amendments to Section 5.5 and the definitions of Change of Control and Triggering Event;

(vii)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and

(viii)	amendments to reflect changes to applicable laws or regulations.

(c)	Notwithstanding the provisions of Section 10.2(b), the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Plan that are contemplated pursuant to Section 10.2(b), to the extent such approval is required by any applicable laws or regulations.

SECTION 11
CONDITIONS PRECEDENT TO ISSUANCE OF OPTIONS AND SHARES

11.1	Compliance with Laws

An Option or RSU shall not be granted or exercised, and Shares shall not be issued pursuant to the exercise of any Option or RSU, unless the grant and exercise of such Option or RSU and the issuance and delivery of such Shares comply with all applicable Regulatory Rules, and such Options and RSUs and Shares will be subject to all applicable trading restrictions in effect pursuant to such Regulatory Rules and the Company shall be entitled to legend the Option Certificates or Award Agreements and the certificates representing such Shares accordingly.

11.2	Obligation to Obtain Regulatory Approvals

In administering this Plan, the Committee will seek any Regulatory Approvals which may be required. The Committee will not permit any Options or RSUs to be granted without first obtaining the necessary Regulatory Approvals unless such Options or RSUs are granted conditional upon such Regulatory Approvals being obtained. The Committee will make all filings required with the Regulatory Authorities in respect of the Plan and each grant of Options or RSUs hereunder. No Option or RSUs granted will be exercisable or binding on the Company unless and until all necessary Regulatory Approvals have been obtained. The Committee shall be entitled to amend this Plan and the Options and RSUs granted hereunder in order to secure any necessary Regulatory Approvals and such amendments will not require the consent of the Option Holders and RSU Holders under Section 10.2 of this Plan.

11.3	Inability to Obtain Regulatory Approvals

The Company’s inability to obtain Regulatory Approval from any applicable Regulatory Authority, which Regulatory Approval is deemed by the Committee to be necessary to complete the grant of Options or RSUs hereunder, the exercise of those Options or RSUs or the lawful issuance and sale of any Shares pursuant to such Options or RSUs, shall relieve the Company of any liability with respect to the failure to complete such transaction.

SECTION 12
ADJUSTMENTS AND TERMINATION

12.1	Termination of Plan

Subject to any necessary Regulatory Approvals, the Committee may terminate or suspend the Plan. Unless earlier terminated as provided in this Section 12, the Plan shall terminate on, and no more Options or RSUs shall be granted under the Plan after, the tenth anniversary of the effective date of the Plan.

12.2	No Grant During Suspension of Plan

No Option or RSU may be granted during any suspension, or after termination, of the Plan. Suspension or termination of the Plan shall not, without the consent of the Option Holder or RSU Holder, alter or impair any rights or obligations under any Option or RSU previously granted.

12.3	Alteration in Capital Structure

If there is a material alteration in the capital structure of the Company and the Shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted for, the Committee shall make such adjustments to this Plan and to the Options and RSUs then outstanding under this Plan as the Committee determines to be appropriate and equitable under the circumstances, so that the proportionate interest of each Option Holder and RSU Holder shall, to the extent practicable, be maintained as before the occurrence of such event. Such adjustments may include, without limitation:

(a)	a change in the number or kind of shares of the Company covered by such Options or RSUs; and

(b)	a change in the Exercise Price payable per Share; provided, however, that the aggregate Exercise Price applicable to the unexercised portion of existing Options shall not be altered, it being intended that any adjustments made with respect to such Options shall apply only to the Exercise Price per Share and the number of Shares subject thereto.

For purposes of this Section 12.3, and without limitation, neither:

(c)	the issuance of additional securities of the Company in exchange for adequate consideration (including services); nor

(d)	the conversion of outstanding securities of the Company into Shares shall be deemed to be material alterations of the capital structure of the Company.

Any adjustment made to any Options or RSUs pursuant to this Section 12.3 shall not be considered an amendment requiring the Option Holder’s consent or RSU Holder’s consent, as applicable, for the purposes of Section 10.2 of this Plan.

12.4	Triggering Events

Subject to the Company complying with Section 12.5 and any necessary Regulatory Approvals and notwithstanding any other provisions of this Plan or any Option Certificate or Award Agreement, the Committee may, without the consent of the Award holder in question:

(a)	cause all or a portion of any of the Options or RSUs granted under the Plan to terminate upon the occurrence of a Triggering Event;

(b)	cause all or a portion of any of the Options or RSUs granted under the Plan to be exchanged for incentive stock options of another corporation upon the occurrence of a Triggering Event in such ratio and at such exercise price as the Committee deems appropriate, acting reasonably; or

(c)	provide that a Participant’s outstanding Awards shall terminate upon or immediately prior to such Triggering Event and that such Participant shall receive, in exchange therefor, a cash payment equal to the amount (if any) by which (A) the value of the per share consideration received by holders of Shares in the Triggering Event, or, in the event the Triggering Event is a transaction that does not result in direct receipt of consideration by holders of Shares, the value of the deemed per share consideration received, in each case as determined by the Committee in its sole discretion, multiplied by the number of Shares subject to such outstanding Awards (to the extent then vested and exercisable or whether or not then vested and exercisable, as determined by the Committee in its sole discretion) exceeds (B) if applicable, the respective aggregate exercise price or grant price for such Awards.

Such termination or exchange shall not be considered an amendment requiring the Option Holder’s or RSU Holder’s consent for the purpose of Section 10.2 of the Plan. For the avoidance of doubt, nothing in this Section 12 requires all outstanding Awards to be treated similarly.

12.5	Notice of Termination by Triggering Event

In the event that the Committee wishes to cause all or a portion of any of the Options or RSUs granted under this Plan to terminate on the occurrence of a Triggering Event, it must give written notice to the Option Holders or RSU Holders in question not less than 10 days prior to the consummation of a Triggering Event so as to permit the Option Holder or RSU Holder the opportunity to exercise the vested portion of the Options or RSUs prior to such termination. Upon the giving of such notice and subject to any necessary Regulatory Approvals, all Options and RSUs or portions thereof granted under the Plan which the Company proposes to terminate shall become immediately exercisable notwithstanding any contingent vesting provision to which such Options or RSUs may have otherwise been subject.

12.6	Determinations to be Made By Committee

Adjustments and determinations under this Section 12 shall be made by the Committee, whose decisions as to what adjustments or determination shall be made, and the extent thereof, shall be final, binding, and conclusive.

SECTION 13
GENERAL TERMS APPLICABLE TO AWARDS

13.1	Forfeiture Events

The Board will specify in an Award Agreement at the time of the Award that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events shall include, but shall not be limited to, termination of employment for cause, violation of material Company policies, fraud, breach of noncompetition, confidentiality or other restrictive covenants that may apply to the Participant or other conduct by the Participant that is detrimental to the business or reputation of the Company.

13.2	Awards may be granted separately or together

Awards may, in the discretion of the Board, be granted either alone or in addition to, in tandem with, or in substitution for any other Award. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

13.3	Non-transferability of awards

Except as otherwise provided in an Award Agreement, no Award and no right under any such Award, shall be assignable, alienable, saleable, or transferable by a Participant otherwise than by will or by the laws of descent and distribution. No Award and no right under any such Award, may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment, or encumbrance thereof shall be void and unenforceable against the Company. The Company does not intend to make Awards assignable or transferable, except where required by law or in certain estate proceedings described herein.

13.4	Conditions and restrictions upon securities subject to awards

The Board may provide that the Shares issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Board in its sole discretion may specify, including without limitation, conditions on vesting or transferability and forfeiture or repurchase provisions or provisions on payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any Shares issued under an Award, including without limitation: (A) restrictions under an insider trading policy or pursuant to applicable law; (B) restrictions designed to delay and/or coordinate the timing and manner of sales by Participant and holders of other Awards; (C) restrictions as to the use of a specified brokerage firm for such resales or other transfers; and (D) provisions requiring Shares to be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

13.5	Share certificates

All Shares delivered under this Plan pursuant to any Award shall be subject to such stop transfer orders and other restrictions as the Board may deem advisable under this Plan or the rules, regulations, and other requirements of any securities commission, the Exchange, and any applicable securities legislation, regulations, rules, policies or orders, and the Board may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

13.6	Conformity to plan

In the event that an Award is granted which does not conform in all particulars with the provisions of this Plan, or purports to grant an Award on terms different from those set out in this Plan, the Award shall not be in any way void or invalidated, but the Award shall be adjusted by the Board to become, in all respects, in conformity with this Plan.

13.7	Performance evaluation; adjustment of goals

At the time that a performance-based Award is first issued, the Board, in the Award Agreement or in another written document, may specify whether performance will be evaluated, including or excluding the effect of any of the following events that occur during the Restriction Period, as the case may be: (A) judgments entered or settlements reached in litigation; (B) the write down of assets; (C) the impact of any reorganization or restructuring; (D) the impact of changes in tax laws, accounting principles, regulatory actions or other laws affecting reported results; (E) extraordinary non-recurring items as may be described in the Company’s management’s discussion and analysis of financial condition and results of operations for the applicable financial year; (F) the impact of any mergers, acquisitions, spin-offs or other divestitures; and (G) foreign exchange gains and losses.

13.8	Adjustment of performance-based awards

The Board shall have the sole discretion to adjust the determinations of the degree of attainment of the pre-established performance criteria or restrictions, as the case may be, as may be set out in the applicable Award Agreement governing the relevant performance-based Award. Notwithstanding any provision herein to the contrary, the Board may not make any adjustment or take any other action with respect to any performance-based Award that will increase the amount payable under any such Award. The Board shall retain the sole discretion to adjust performance- based Awards downward or to otherwise reduce the amount payable with respect to any performance-based Award.

SECTION 14
MISCELLANEOUS

14.1	No right as shareholder

Neither the Participant nor any representatives of a Participant’s estate shall have any rights whatsoever as shareholders in respect of any Shares covered by such Participant’s Award, until the date of issuance of a share certificate to such Participant or representatives of a Participant’s estate for such Shares.

14.2	No trust or fund created

Neither this Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other person. To the extent that any Employee, Executive or Consultant acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured creditor of the Company.

14.3	No representations or covenants with respect to tax qualification; Section 409A

(a)	Although the Company may, in its discretion, endeavour to (i) qualify an Award for favourable Canadian tax treatment or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain favourable or avoid unfavourable tax treatment. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on holders of Awards under this Plan.

(b)	Notwithstanding the foregoing, neither the Company nor the Committee, nor any of the Company’s directors, officers or employees shall have any liability to any person in the event any Award results in adverse tax consequences for the Participant or any of his or her beneficiaries or transferees.

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Appendix A

UNITED STATES SUBPLAN

PLAN PROVISIONS APPLICABLE TO U.S. TAXPAYERS

I.	General.

The provisions of this Appendix A apply to Awards held by a US Taxpayer (as defined below) to the extent such Awards are subject to U.S. taxation. The following provisions apply, notwithstanding anything to the contrary in the Plan. All capitalized terms used in this Appendix A and not defined herein, shall have the meaning attributed to them in the Plan.

II.	Definitions.

(a)	“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.

(b)	“Incentive Stock Option” means a US Stock Option that is intended to meet the requirements of Section 422 of the Code.

(c)	“Non-Qualified Stock Option” means any US Stock Option that is not an Incentive Stock Option.

(d)	“Section 409A” means Section 409A of the Code.

(e)	“Separation from Service” means, with respect to any Award that constitutes deferred compensation within the meaning of Section 409A, a “separation from service” as defined in United States Treasury Regulation Section 1.409A-1(h).

(f)	“Specified Employee” means a US Taxpayer who meets the definition of “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the Code.

(g)	“US Stock Option” means any Option granted to US Taxpayers pursuant to Section III (a) of this Appendix A.

(h)	“US Taxpayer” means a Participant whose compensation from the Company is subject to taxation in the United States.

III.	Awards

(a)	Option Awards. The Company may grant Incentive Stock Options or Non- Qualified Stock Options to eligible US Taxpayers. Each US Stock Option granted under this Plan will identify the US Stock Option as an Incentive Stock Options or a Non-Qualified Stock Option. To the extent that any US Stock Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option. The Exercise Price for a US Stock Option granted to a US Taxpayer shall not be less than the Market Value of the Shares as of the Grant Date. The “Market Value” with respect to Shares, as of any date, shall mean the closing sale price at the regular trading session reported for such Shares on the Nasdaq Stock Market on such date or, if no closing sale price is reported on such date, the closing sale price reported on the next succeeding date on which a closing sale price is reported; provided, however, that if the Shares are not listed on the Nasdaq Stock Market, the Market Value shall be determined in accordance with Section 5.3(a) of the Plan and Section 409A.

(b)	RSU Awards. The Committee may grant RSUs to US Taxpayers in such amounts and subject to such terms and conditions as determined by the Committee. Any grant of RSU will comply with Section 409A.

(c)	Special Requirement for Option Awards Intended to Qualify as Incentive Stock Options. An Option Award granted to a US Taxpayer that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code shall be subject to the following requirements:

i.	The maximum number of Shares available for issuance of Incentive Stock Options shall be 20,234,740 Shares.

ii.	An Incentive Stock Option may be granted only to Employees (including a director or officer who is also an Employee) of the Company (or of any parent or subsidiary of the Company). For purposes of this Appendix A, the terms “parent” and “subsidiary” shall have the meanings set forth in Sections 424(e) and 424(f) of the Code.

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iii.	The Company will not grant Incentive Stock Options in which the aggregate fair market value (determined as of the Grant Date) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any US Taxpayer during any calendar year (under this Plan and all other plans of the Company and of any parent or subsidiary of the Company) exceeds US$100,000 or any limitation subsequently set forth in Section 422(d) of the Code.

iv.	When determining the Exercise Price for any Incentive Stock Option, the “Market Value” shall be determined in the manner defined in Section III(a) of this Appendix A provided, however, that, in the case of the grant of an Incentive Stock Option to a US Taxpayer who, at the time such Incentive Stock Option is granted, is a ten percent (10%) shareholder, the Exercise Price will be not less than 110% of the Market Value of a Share on the Grant Date of such Incentive Stock Option.

v.	An Incentive Stock Option will terminate and no longer be exercisable no later than ten years after the Grant Date of such Incentive Stock Option; provided, however, that in the case of a grant of an Incentive Stock Option to a US Taxpayer who, at the time such Incentive Stock Option is granted, is a ten percent (10%) shareholder, such Incentive Stock Option will terminate and no longer be exercisable no later than five years after the Grant Date of such Incentive Stock Option. The foregoing term limits shall apply even if the Expiry Date falls within a Black-Out, notwithstanding anything in the contrary in the Plan.

vi.	If a US Taxpayer who has been granted Incentive Stock Options ceases to be employed by the Company (or by any parent or subsidiary of the Company) for any reason, whether voluntary or involuntary, other than death, permanent disability or cause, such Incentive Stock Option shall be exercisable by the US Taxpayer (to the extent such Incentive Stock Option was vested on the Termination Date) at any time prior to the earlier of (i) the date that is three months after the Termination Date or (ii) the expiration of the term of such Incentive Stock Option.

If a US Taxpayer who has been granted Incentive Stock Options ceases to be employed by the Company (or by any parent or subsidiary of the Company) because of the death or permanent disability of such US Taxpayer, such US Taxpayer, such US Taxpayer’s personal representatives or administrators, or any person or persons to whom such Incentive Stock Option is transferred by will or the applicable laws of descent and distribution, may exercise such Incentive Stock Option (to the extent such Incentive Stock Option was vested on the date of death or permanent disability, as the case may be) at any time prior to the earlier of (i) the date that is one year after the date of death or permanent disability, as the case may be, or (ii) the expiration of the term of such Incentive Stock Option.

If a US Taxpayer who has been granted Incentive Stock Options ceases to be employed by the Company (or by any parent or subsidiary of the Company) for cause, the right to exercise such Incentive Stock Option will terminate on the Termination Date, unless otherwise determined by the directors. For purposes of this Appendix A, the term “permanent disability” has the meaning assigned to that term in Section 422(e)(3) of the Code.

vii.	An Incentive Stock Option granted to a US Taxpayer may be exercised during such person’s lifetime only by such US Taxpayer.

viii.	An Incentive Stock Option granted to a US Taxpayer may not be transferred, assigned or pledged by such US Taxpayer, except by will or by the laws of descent and distribution.

ix.	No Incentive Stock Option will be granted more than ten years after the earlier of the date this Plan is adopted by the Board or the date this Plan is approved by the shareholders of the Company.

(d)	Section 409A. For US Taxpayers, the Plan is intended to be administered in a manner consistent with the requirements, where applicable, of Section 409A. Where reasonably possible and practicable, this Plan shall be administered in a manner to avoid the imposition on Participants of immediate tax recognition and additional taxes pursuant to Section 409A. To the extent that an Award or the payment, settlement or deferral thereof is subject to Section 409A, the Award shall be granted, paid, settled or deferred in a manner that will comply with Section 409A, except as otherwise determined by the Committee. If a Participant is a Specified Employee and should any portion of the Award that would otherwise be payable under such Award be determined to be a payment that is not exempt from Section 409A, such payment will not be made or commence until the earlier of (a) the expiration of the six (6) month period measured from Participant’s Separation from Service to the Company, or (b) the date of Participant’s death following such a Separation from Service; provided, however, that such deferral will only be effected to the extent required to avoid adverse tax treatment to Participant including, without limitation, the additional tax for which Participant would otherwise be liable under Section 409A(a)(1)(B) in the absence of such a deferral. For purposes of Section 409A, each instalment payment provided under this Agreement shall be treated as a separate payment.

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Appendix B

BITFARMS LTD.

LONG TERM INCENTIVE PLAN - OPTION CERTIFICATE

This Option Certificate is issued pursuant to the provisions of the Long Term Incentive Plan (the “Plan”) of Bitfarms Ltd. (the “Company”) and evidences that <insert name of Option Holder> is the holder (the “Option Holder”) of an option (the “Option”) to purchase up to ● common shares (the “Shares”) in the capital stock of the Company at a purchase price of CAD$● per Share (the “Exercise Price”). This Option may be exercised at any time and from time to time from and including the following Grant Date through to and including up to 5:00 p.m. local time in Toronto, Ontario (the “Expiry Time”) on the following Expiry Date:

(a)	the Grant Date of this Option is ●, 20 ; and

(b)	subject to Sections 5.4, 6.2, 6.3, 6.4 and 12.4 of the Plan, the Expiry Date of this Option is ●, 20___.

To exercise this Option, the Option Holder must deliver to the Administrator of the Plan, prior to the Expiry Time on the Expiry Date, an Exercise Notice, in the form provided in the Plan, which is incorporated by reference herein, together with the original of this Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This Option Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Option Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail. This Option is also subject to the terms and conditions contained in the schedules, if any, attached hereto.

If the Option Holder is a resident or citizen of the United States of America at the time of the exercise of the Option, the certificate(s) representing the Shares will be endorsed with the following or a similar legend:

“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, of the United States of America (the “Act”) or the securities laws of any state (“State”) of the United States of America and may not be sold, transferred, pledged, hypothecated or distributed, directly or indirectly, to a U.S. person (as defined in Regulation S adopted by the U.S. Securities and Exchange Commission under the Act) or within the United States unless such securities are (i) registered under the Act and any applicable State securities act (a “State Act”), or (ii) exempt from registration under the Act and any applicable State Act and the Company has received an opinion of counsel to such effect reasonably satisfactory to it, or (iii) sold in accordance with Regulation S and the Company has received an opinion of counsel to such effect reasonably satisfactory to it.”

This Option was granted to the Option Holder in his or her capacity as a ● [pick one: Director, Officer, Employee, Consultant] of the Company, and shall continue in effect should his or her status change and he or she continue in a new capacity as a Director, Officer, Employee or Consultant of the Company.

BITFARMS LTD.

Per:
Director

The Option Holder acknowledges receipt of a copy of the Plan and represents to the Company that the Option Holder is familiar with the terms and conditions of the Plan, and hereby accepts this Option subject to all of the terms and conditions of the Plan. The Option Holder agrees to execute, deliver, file and otherwise assist the Company in filing any report, undertaking or document with respect to the awarding of the Option and exercise of the Option, as may be required by the Regulatory Authorities. The Option Holder further acknowledges that if the Plan has not been approved by the shareholders of the Company on the Grant Date, this Option is not exercisable until such approval has been obtained.

Signature of Option Holder:

Date signed:
Signature

Print Name

Address

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OPTION CERTIFICATE – SCHEDULE “A”

[Complete the following additional terms and any other special terms, if applicable, or remove the inapplicable terms or this schedule entirely.]

The additional terms and conditions attached to the Option represented by this Option Certificate are as follows:

1.	The Options will not be exercisable unless and until they have vested and then only to the extent that they have vested. The Options will vest in accordance with the following:

(a)	● Shares (●%) will vest and be exercisable on or after the Grant Date;

(b)	● additional Shares (●%) will vest and be exercisable on or after ● [date];

(c)	● additional Shares (●%) will vest and be exercisable on or after ● [date];

(d)	● additional Shares (●%) will vest and be exercisable on or after ● [date];

2.	Upon the Option Holder ceasing to hold a position with the Company, other than as a result of the events set out in Sections 5.4(a) to 5.4(e) of the Plan, the Expiry Date of the Option shall be <if applicable, insert date desired that is longer or shorter than the standard 90 days set out in the Plan> following the date the Option Holder ceases to hold such position.

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SCHEDULE “B”

LONG TERM INCENTIVE PLAN
NOTICE OF EXERCISE OF OPTION

TO:	The Administrator, Long Term Incentive Plan
BITFARMS LTD.
18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

(or such other address as the Company may advise)

The undersigned hereby irrevocably gives notice, pursuant to the Long Term Incentive Plan (the “Plan”) of Bitfarms Ltd. (the “Company”), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a)	all of the Shares; or

(b)	________________ of the Shares;

which are the subject of the Option Certificate attached hereto (attach your original Option Certificate).

The undersigned tenders herewith a certified cheque or bank draft (circle one) payable to “●” in an amount equal to the aggregate Exercise Price of the aforesaid Shares and directs the Company to issue the certificate evidencing said Shares in the name of the undersigned to be mailed to the undersigned at the following address (provide full complete address):

The undersigned acknowledges the Option is not validly exercised unless this Notice is completed in strict compliance with this form and delivered to the required address with the required payment prior to 5:00 p.m. local time in Toronto, Ontario on the Expiry Date of the Option.

DATED the _____________ day of ____________________, 20____.

Signature of Option Holder

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